UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 0-99

PETRÓLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Verónica Anzures

11300 Ciudad de México

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

RECENT DEVELOPMENTS

The following discussion of PEMEX’s recent results should be read in conjunction with the annual report on Form 20-F of Petróleos Mexicanos for the fiscal year ended December 31, 2017 as filed with the U.S. Securities and Exchange Commission (which we refer to as the SEC) on April 30, 2018 (which we refer to as the Form 20-F) and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1. In this document, “PEMEX” refers to Petróleos Mexicanos, the following operating subsidiaries—Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Fertilizantes (Pemex Fertilizers), Pemex Etileno (Pemex Ethylene) and, for periods prior to July 27, 2018, Pemex Cogeneración y Servicios (Pemex Cogeneration and Services) (which we refer to collectively as the subsidiary entities), and the subsidiary companies listed in Note 5 to the unaudited interim consolidated financial statements included herein. Petróleos Mexicanos hereby designates this report on Form 6-K as being incorporated by reference into the Offering Circular dated April 17, 2018, relating to its U.S. $102,000,000,000 Medium-Term Notes Program, Series C, due 1 Year or More from Date of Issue, and the Prospectus dated November 16, 2018 filed pursuant to Rule 424(b)(3) (File/Film Number: 333-227508 / 181190058) .

Exchange Rates

On December 7, 2018, the noon buying rate for cable transfers in New York reported by the Board of Governors of the Federal Reserve System was Ps. 20.2850 = U.S. $1.00.

Cogeneration

On July 13, 2018, the Board of Directors of Pemex issued the Declaratoria de Liquidación y Extinción de Pemex Cogeneración y Servicios (Declaration of Liquidation and Extinction of Pemex Cogeneration and Services), which was published in the Diario Oficial de la Federación (Official Gazette of the Federation) and became effective on July 27, 2018. As of July 27, 2018, all of the assets, liabilities, rights and obligations of Pemex Cogeneration and Services were automatically assumed by, and transferred to, Pemex Industrial Transformation, and Pemex Industrial Transformation became, as a matter of Mexican law, the successor to Pemex Cogeneration and Services. Pemex Cogeneration and Services was in turn dissolved effective as of July 27, 2018.

Selected Financial Data

The selected financial data as of December 31, 2017 is derived from the audited consolidated financial statements of PEMEX included in the Form 20-F. The selected financial data as of September 30, 2018 and for the nine-month periods ended September 30, 2017 and 2018 is derived from the unaudited condensed consolidated interim financial statements of PEMEX included in this report, which were prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting” (IAS 34).

For the year ended December 31, 2017, we recognized a net loss of Ps. 280.9 billion, had negative equity of Ps. 1,502.4 billion and a negative working capital of Ps. 25.6 billion. These results have led us to state in our financial statements as of December 31, 2017 that there is substantial doubt about our ability to continue as a going concern. For the nine-month period ended September 30, 2018, we recognized a net loss of Ps. 23.1 billion, and a negative equity of Ps. 1,531.1 billion as of September 30, 2018. We had negative working capital of Ps. 17.0 billion as of September 30, 2018. We have disclosed the circumstances that have caused these trends and the actions we are taking to face them as noted below. See “Item 5—Operating and Financial Review and Prospects—Overview” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” in the Form 20-F and Note 2(b) to our unaudited condensed consolidated interim financial statements included herein. As of December 31, 2017, September 30, 2018 and the date hereof, there are certain conditions that have generated substantial doubts about our ability to continue to operate as a going concern. However, we have concluded that we continue to operate as a going concern.

Accordingly, we have prepared our unaudited condensed consolidated interim financial statements on a going concern basis, which assumes that we can meet our payment obligations.

In this report we include selected financial data from our statement of financial position as of September 30, 2018 and from our statement of comprehensive income and our statement of cash flows for the nine-month period ended September 30, 2018. In addition, we include selected financial data from our statement of financial position as of December 31, 2017, as well as the statement of comprehensive income and the statement of cash flows for the nine-month period ended September 30, 2017 for comparison purposes.

SELECTED FINANCIAL DATA OF PEMEX

	As of and for the period ended(1)
	December 31,	September 30,(2)
	2017	2017	2018
	(millions of pesos, except ratios)
Statement of Comprehensive Income Data
Net sales	n.a.	999,035	1,272,719
Operating income	n.a.	173,852	281,290
Financing income	n.a.	11,754	19,143
Financing cost	n.a.	(76,971)	(84,044)
Derivative financial instruments gain (loss) —Net	n.a.	24,982	(14,786)
Exchange gain—Net	n.a.	174,237	97,221
Net income for the period	n.a.	18,908	(23,090)
Statement of Financial Position Data (end of period)
Cash and cash equivalents	97,852	146,123	88,116
Total assets	2,132,002	2,235,765	2,078,424
Long-term debt	1,880,666	1,736,191	1,814,909
Total long-term liabilities	3,245,227	3,093,098	3,212,508
Total (deficit) equity	(1,502,352)	(1,223,505)	(1,531,107)
Statement of Cash Flows
Depreciation and amortization	n.a.	109,943	109,093
Acquisition of wells, pipelines, properties, plant and equipment (3)	n.a.	(43,781)	(43,064)
Other Financial Data
Ratio of earnings to fixed charges (4)(5)	—	1.2	0.7

Note:	n.a. = Not applicable.
(1)	Includes Petróleos Mexicanos, the subsidiary entities and the subsidiary companies listed in Note 5 to the unaudited condensed consolidated interim financial statements included herein.
(2)	Unaudited.
(3)	Includes capitalized finance cost.
(4)

Earnings, for this purpose, consist of pre-tax income (loss) from continuing operations before income from equity investees, plus fixed charges, minus interest capitalized during the period, plus the amortization of capitalized interest during the period and plus distributed income of equity investees. Pre-tax income (loss) is calculated after the deduction of hydrocarbon duties, but before the deduction of the hydrocarbon income tax and other income taxes. Fixed charges for this purpose consist of the sum of interest expense plus interest capitalized during the period, plus amortization premiums related to indebtedness and plus the estimated interest on rental expense. Fixed charges do not take into account exchange gain or loss attributable to our indebtedness.

(5)	Earnings for the year ended December 31, 2017 were insufficient to cover fixed charges, which exceeded earnings by Ps. 289,033 million.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Capitalization of PEMEX

The following table sets forth the capitalization of PEMEX as of September 30, 2018.

	As of September 30, 2018(1)(2)
	(millions of pesos or U.S. dollars)
Long-term external debt	Ps.	1,574,202	U.S. $	83,681
Long-term domestic debt		240,707		12,795

Total long-term debt(3)		1,814,909		96,476

Certificates of Contribution “A”(4)		356,544		18,953
Mexican Government contributions to Petróleos Mexicanos		43,731		2,325
Legal reserve		1,002		53
Accumulated other comprehensive result		(157,502)		(8,372)
(Deficit) from prior years		(1,752,732)		(93,171)
Net income for the period(5)		(23,081)		(1,227)

Total controlling interest		(1,532,038)		(81,439)
Total non-controlling interest		932		50

Total (deficit) equity		(1,531,106)		(81,390)

Total capitalization	Ps.	205,085	U.S. $	10,902

Note:	Numbers may not total due to rounding.
(1)

Unaudited. Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 18.8120 = U.S. $1.00 as of September 30, 2018. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollar amounts at the foregoing or any other rate.

(2)

As of September 30, 2018, there has been no material change in the capitalization of PEMEX since December 31, 2017, except for our undertaking of new financings disclosed under “Liquidity and Capital Resources—Recent Financing Activities” in this report.

(3)	Total long-term debt does not include short-term indebtedness of Ps. 178,403 million (U.S. $9,483 million) as of September 30, 2018.
(4)	Equity instruments held by the Federal Government of Mexico (which we refer to as the Mexican Government).
(5)	Excluding amounts attributable to non-controlling interests of Ps. 8.5 million.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Operating and Financial Review and Prospects

Results of Operations of PEMEX—For the nine months ended September 30, 2018 compared to the nine months ended September 30, 2017

General

The selected consolidated interim financial information set forth below is derived from our unaudited condensed consolidated interim financial statements included elsewhere in this report. This interim financial information should be read in conjunction with the Form 20-F and, in particular, “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the Form 20-F, and with the unaudited condensed consolidated interim financial statements of PEMEX included in this report beginning on page F-1.

	Nine months ended September 30,(1)
	2017		2018(2)
	(millions of pesos or U.S. dollars)
Net Sales
Domestic	Ps.	642,135	Ps.	743,795	U.S.$	39,538
Export		348,691		522,705		27,786
Services income		8,208		6,219		331

Total sales		999,034		1,272,719		67,655
Impairment (Reversal of impairment) of wells, pipelines, plant and equipment		36,481		13,917		740
Cost of sales		697,907		874,894		46,507

Gross income		264,646		383,908		20,408
General expenses		105,807		119,299		6,342
Other revenues—Net		15,012		16,681		887

Operating income		173,851		281,290		14,953
Financing income		11,754		19,143		1,018
Financing cost		(76,971)		(84,044)		(4,468)
Derivative financial instruments (loss) gain—Net		24,982		(14,786)		(786)
Exchange income—Net		174,237		97,221		5,168
Profit sharing in joint ventures and associates		112		2,237		119

Income before taxes, duties and other		307,965		301,061		16,004
Total taxes, duties and other		289,058		324,151		17,231

Net income for the period		18,907		(23,090)		(1,227)
Other comprehensive results for the period		(9,405)		(5,639)		(300)

Comprehensive result for the period	Ps.	9,502	Ps.	(28,729)	U.S.$	(1,527)

Note:	Numbers may not total due to rounding.
(1)	Unaudited.
(2)

Convenience translations into U.S. dollars of amounts in pesos have been made at the established exchange rate of Ps. 18.8120 = U.S. 1.00 at September 30, 2018. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at the foregoing or any other rate.

Source: PEMEX’s unaudited condensed consolidated interim financial statements.

Results of Operations of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—in the first nine months of 2018 as compared to the first nine months of 2017

Total Sales

Total sales increased by 27.4% or Ps. 273.7 billion in the first nine months of 2018, from Ps. 999.0 billion in the first nine months of 2017 to Ps. 1,272.7 billion in the first nine months of 2018, mainly due to a 15.8% increase in domestic sales and a 49.9% increase in export sales as further discussed below.

Domestic Sales

Domestic sales increased by 15.8% in the first nine months of 2018, from Ps. 642.1 billion in the first nine months of 2017 to Ps. 743.8 billion in the first nine months of 2018, mainly due to the increase in the sales prices of gasoline, diesel, fuel oil and jet fuel. Domestic sales of petroleum products increased by 19.6% in the first nine months of 2018, from Ps. 540.5 billion in the first nine months of 2017 to Ps. 646.2 billion in the first nine months of 2018, mainly due to a 22.9% increase in the average price of gasoline, a 22.2% increase in the average price of diesel, a 48.2% increase in the average price of fuel oil and a 41.3% increase in the average price of jet fuel. These prices increased as a result of the gradual removal of price controls as part of the liberalization of fuel prices in Mexico.

See “Item 4—Information on the Company—Industrial Transformation— Refining—Pricing Decrees” in the Form 20-F for more information on this liberalization of fuel prices. This increase was partially offset by (i) a 9.6% and 13.9% decrease in the sales volume of diesel and premium gasoline, respectively, as a result of decreased demand, which in turn was primarily the result of an increase in average prices and (ii) a 6.1% decrease in fuel oil sales volume due to decreased demand for this product.

Domestic sales of natural gas decreased by 34.7% in the first nine months of 2018, from Ps. 54.8 billion in the first nine months of 2017 to Ps. 35.8 billion in the first nine months of 2018, mainly due to a 20.4% decrease in sales volume due to lower production and the loss of market share. Domestic sales of liquefied petroleum gas (LPG) increased by 16.6% in 2018, from Ps. 33.7 billion in the first nine months of 2017 to Ps. 39.3 billion in the first nine months of 2018, mainly as a result of a 23.5% increase in its average sales price.

Export Sales

Export sales increased by 49.9% in peso terms in the first nine months of 2018 (with U.S. dollar-denominated export revenues translated to pesos at the exchange rate on the date of the corresponding export sale) from Ps. 348.7 billion in the first nine months of 2017 to Ps. 522.7 billion in the first nine months of 2018. This increase was mainly due to a 41.5% increase in the weighted average Mexican export crude oil price in the first nine months of 2018, compared to the first nine months of 2017. From January 1, 2017 to September 30, 2017, the weighted average Mexican export crude oil price was U.S. $44.51 per barrel, compared to U.S. $62.97 per barrel in the same period of 2018.

Crude oil and condensate sales increased by 52.4%, from Ps. 254.2 billion in the first nine months of 2017 to Ps. 387.3 billion in the first nine months of 2018, and in U.S. dollar terms increased by 52.2%, from U.S. $13.4 billion in the first nine months of 2017 to U.S. $20.4 billion in the first nine months of 2018. The weighted average price per barrel of crude oil exports in the first nine months of 2018 was U.S. $62.97, 41.5% higher than the weighted average price of U.S. $44.51 in the first nine months of 2017.

Export sales of petroleum products, including products derived from natural gas and natural gas liquids increased by 14.0%, from Ps. 35.8 billion in the first nine months of 2017 to Ps. 40.8 billion in the first nine months of 2018, primarily due to an increase in the average sales price of fuel oil and naphthas.

For the nine-month period ended September 30, 2018, the average exchange rate of the U.S. dollar against the Mexican peso was Ps. 19.0365 to U.S. $1.00, compared to Ps. 18.9356 to U.S. $1.00 during the same period of 2017, representing a depreciation of the Mexican peso against the U.S. dollar by Ps. 0.101 (or 0.5%), which had a favorable effect on our export sales of Ps. 3.5 billion.

Service Income

Service income decreased by 24.3% in the first nine months of 2018, from Ps. 8.2 billion in the first nine months of 2017 to Ps. 6.2 billion in the first nine months of 2018, mainly as a result of a decrease in transportation services provided by Pemex Logistics to third parties.

Cost of Sales

Cost of sales increased by 25.4%, from Ps. 697.9 billion in the first nine months of 2017 to Ps. 874.9 billion in the first nine months of 2018. This increase was mainly due to (1) an increase of Ps. 110.0 billion in import purchases, primarily Magna gasoline, diesel and jet fuel, due to the increase in the volume of imports to meet demand in the domestic market; (2) a Ps. 22.6 billion increase in taxes and duties on exploration and extraction of hydrocarbons resulting from higher average sale prices in the first nine months of 2018 compared to the first nine months of 2017; (3) a Ps. 36.3 billion increase in the commercial activities of the Trading Companies; and (4) a Ps. 12.3 billion increase in the cost of unsuccessful wells due to a decrease in the success rate in the drilling of wells.

Net Impairment of Wells, Pipelines, Properties, Plant and Equipment

Net impairment of wells, pipelines, plant and equipment decreased by Ps. 22.6 billion in the first nine months of 2018 as compared to the first nine months of 2017, from a net recognition of impairment of Ps. 36.5 billion as of September 30, 2017 to a net impairment of Ps. 13.9 billion as of September 30, 2018.

As of September 30, 2017, we recognized a net impairment, which was comprised of: (1) an impairment of Ps. 41.3 billion in the cash generating units of Pemex Exploration and Production, as a result of (i) a 11.9% appreciation of the peso against the U.S. dollar in the first nine months of 2017, (ii) an increase in the discount rate of 1.9%, (iii) a decrease in crude oil prices of 8.2% and (iv) a decrease in proved reserves of 7.6% due to production of crude oil; (2) a net reversal of impairment of Ps. 5.9 billion in the cash generating units of Pemex Industrial Transformation, mainly due to (i) an increase in income related to transportation fees, (ii) an increase in prices arising from the price liberalization, (iii) an increase in processing of wet gas due to higher imports of this product and (iv) a decrease in the discount rates; and (3) an impairment of Ps. 1.1 billion in the cash generating units of Pemex Drilling and Services, primarily due to the decrease in the demand for the leasing of drilling equipment. See Note 14(d) to our unaudited condensed consolidated interim financial statements included herein.

As of September 30, 2018, we recognized a net reversal of impairment in the cash generating units of Pemex Exploration and Production of Ps. 10.3 billion, as a result of a reversal of impairment of Ps. 19.5 billion mainly due to (i) a 10.0% increase in the forward price of crude oil, from U.S. $55.89 per barrel as of December 31, 2017 to U.S. $61.48 per barrel as of September 30, 2018 and (ii) improvements in the crude oil projects of Aceite Terciario del Golfo, Tsimin Xux, Antonio J. Bermúdez, Crudo Ligero Marino, Cuenca de Macuspana and Tamaulipas Constituciones. The foregoing was partially offset by an impairment of Ps. 9.2 billion in the Burgos, Cantarell, Chuc and Lakach projects, mainly due to (i) a 12.9% decrease in the price of gas, from U.S. $4.92 per million cubic feet as of December 31, 2017 to U.S. $4.29 per million cubic feet as of September 30, 2018, (ii) an increase in the discount rate of 1.9%, from 14.4% as of December 31, 2017 to 14.67% as of September 30, 2018 and (iii) a 4.9% appreciation of the peso against the U.S. dollar in the first nine months of 2018.

As of September 30, 2018, we also recognized a net reversal of impairment in the cash generating units of Pemex Industrial Transformation of Ps. 20.8 billion, primarily due to (i) higher prices than were previously forecasted at the beginning of the period, (ii) the appreciation of the peso against the U.S. dollar, from a peso-U.S. dollar exchange rate of Ps. 19.7867 to U.S. $1.00 as of December 31, 2017 to a peso-U.S. dollar exchange rate of Ps. 18.8120 to U.S. $1.00 as of September 30, 2018, (iii) a .62% decrease in the discount rate of cash generating units of petrochemical products, partially offset by increases of .17% and .71% in the discount rate of cash generating units of refined and gas products, respectively and (iv) an increase in major maintenance of the refinery’s plants and a decrease in gas line.

As of September 30, 2018, we recognized an impairment of Ps. 41.1 billion in the cash generating units of Pemex Logistics, primarily due to a decrease in the cash flows income compared to December 31, 2017 and an increase in the non-operational losses.

As of September 30, 2018, we recognized an impairment of Ps. 2.2 billion in the cash generating units of Pemex Fertilizers, primarily due to (i) a decrease in the operations of our productive plants, (ii) an increase in the price of raw material and (iii) the increase in the sale price being insufficient to cover the increase in operating costs.

In addition, as of September 30, 2018, we recognized an impairment of Ps. 1.7 billion in the cash generating units of PMI NASA, due to our Cerro de la Pez flotel not being used as a result of a decrease in available projects in recent months. See Note 14 (d) to our unaudited condensed consolidated interim financial statements included herein.

Operating Expenses

Total operating expenses (including distribution, transportation, and sales expenses and administrative expenses) increased by 12.8%, from expenses of Ps. 105.8 billion for the first nine months of 2017 to Ps. 119.3 billion for the first nine months of 2018, mainly due to an increase in administrative expenses relating to contributions to the defined contribution pension plan and incentives to encourage employees to migrate from the defined benefit pension plan to the defined contribution plan.

Other Revenues / Expenses, Net

Other revenues, net, increased by Ps. 1.7 billion in the first nine months of 2018, from net revenues of Ps. 15.0 billion in the first nine months of 2017 to net revenues of Ps. 16.7 billion in the first nine months of 2018. In 2018, this increase was mainly due to revenues from contracts signed for participation rights in the Cardenas-Mora, Misión, Santuario and Ogarrio blocks of Ps. 22.7, partially offset by (i) the recognition of a Ps. 8.2 billion loss in the disposals of wells, pipelines, property, plant and equipment and (ii) the recovery of an insurance payment in March 2017 of Ps. 13.6 billion relating to the accident that occurred on the Abkatún-A platform in April 2015 and was not present in the same period in 2018.

Financing Income

Financial income increased by Ps. 7.4 billion in the first nine months of 2018, from Ps. 11.7 billion in the first nine months of 2017 to Ps. 19.1 billion in the first nine months of 2018, mainly due to (i) the recognition of a debt prepayment income, (ii) interest income we earned from promissory notes issued by the Mexican Government in relation to its assumption of some of the liabilities for employee benefits, (iii) interest income associated with financial products and investment securities, which increased due to increases in interest rates and (iv) gain on the discount rate of plugging of wells.

Financing Costs

Financing costs increased by Ps. 7.0 billion in the first nine months of 2018, from Ps. 77.0 billion in the first nine months of 2017 to Ps. 84.0 billion in the first nine months of 2018, mainly due to an increase in interest expenses in the first nine months of 2018, as a result of higher levels of indebtedness from additional borrowings obtained. See Note 17 to our unaudited condensed consolidated interim financial statements included herein for a detailed account of our borrowings during the period.

Derivative Financial Instruments Gain (Loss), Net

Derivative financial instruments gain, net, decreased by Ps. 39.8 billion in the first nine months of 2018, from a gain of Ps. 25.0 billion in the first nine months of 2017 to a loss of Ps. 14.8 billion in the first nine months of 2018, mainly due to the appreciation of the U.S. dollar relative to other foreign currencies we hedge, such as the euro, the Japanese yen and the British pound sterling.

Foreign Exchange Income, Net

A substantial portion of our debt (86.0%) as of September 30, 2018) is denominated in foreign currency. Foreign exchange income decreased by Ps. 77.0 billion, from a foreign exchange income of Ps. 174.2 billion in the first nine months of 2017 to a foreign exchange income of Ps. 97.2 billion in the first nine months of 2018, primarily as a result of the appreciation of the peso against the U.S. dollar. The value of the peso in U.S. dollar terms appreciated by 11.9% from Ps. 20.6640 to U.S. $1.00 as of December 31, 2016 to Ps. 18.1979 to U.S. $1.00 as of September 30, 2017, as compared to a 4.9% appreciation of the peso in U.S. dollar terms from Ps. 19.7867 to U.S. $1.00 as of December 31, 2017 to Ps. 18.8120 to U.S. $1.00 as of September 30, 2018.

Taxes, Duties and Other

The profit sharing duty and other duties and taxes paid increased by 12.1% in the first nine months of 2018, from Ps. 289.1 billion in the first nine months of 2017 to Ps. 324.1 billion in the first nine months of 2018, mainly due to the 41.5% increase in the weighted average export price of Mexican crude oil, from U.S. $44.51 per barrel in the first nine months of 2017 to U.S. $62.97 per barrel in the first nine months of 2018. Duties and taxes represented 25.5% and 28.9% of total sales in the first nine months of 2018 and 2017, respectively.

Net Income/Loss

In the first nine months of 2018, we had net loss of Ps. 23.1 billion, as compared to a net income of Ps. 18.9 billion in the first nine months of 2017.

The decrease in net income was mainly the result of (1) a Ps. 177.0 billion increase in total cost of sales, mainly due to the increase in import purchases, primarily Magna gasoline and diesel, due to the increase in the volume of imports to meet demand in the domestic market; (2) a Ps. 39.8 billion decrease in derivative financial instruments gain, mainly due to the appreciation of the U.S. dollar relative to other foreign currencies we hedge; (3) a Ps. 77.0 billion decrease in foreign exchange income as a result of the appreciation of the peso against the U.S. dollar; and (4) a Ps. 35.1 billion increase in profit sharing duty and other duties and taxes, mainly due to the 41.5% increase in the weighted average export price of Mexican crude oil.

These effects were partially offset by a Ps. 273.7 billion increase in domestic sales prices of gasoline, diesel, fuel oil and jet fuel and average sales prices in export sales of our petroleum products, as a result of an increase in the weighted average Mexican export crude oil price, as well as Ps. 22.6 billion due to a decrease in our net recognition of impairment.

Other Comprehensive Results

In the first nine months of 2018, we reported a net loss of Ps. 5.6 billion in other comprehensive results as compared to net loss of Ps. 9.4 billion in the first nine months of 2017, mainly due to a decrease in the loss from the foreign currency translation effect due to the appreciation of the peso against the U.S. dollar.

Changes in the Statement of Financial Position of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies—from December 31, 2017 to September 30, 2018

Assets

Cash and cash equivalents decreased by Ps. 9.7 billion, or 9.9%, in the first nine months of 2018, from Ps. 97.8 billion as of December 31, 2017 to Ps. 88.1 billion as of September 30, 2018, mainly due to an increase in payments to suppliers and contractors and payments on our debt instruments and taxes.

Accounts receivable, net, increased by Ps. 14.9 billion, or 8.9%, in the first nine months of 2018, from Ps. 168.1 billion as of December 31, 2017 to Ps. 183.0 billion as of September 30, 2018, mainly due to (i) a Ps. 18.1 billion increase in accounts receivable from sundry debtors, mainly reimbursements for fees charged for customs related services, (ii) a Ps. 4.1 billion increase in accounts receivable from sales to foreign customers and (iii) a Ps. 1.1 billion increase in accounts receivable from sales to domestic customers. This increase was partially offset by a decrease of Ps. 9.8 billion in accounts receivable from prepaid taxes.

Wells, pipelines, property, plant and equipment, net, decreased by Ps. 87.7 billion, or 6.1%, in the first nine months of 2018, mainly due to (i) Ps. 109.1 billion in depreciation, (ii) Ps. 12.5 billion of disposals of wells, pipelines, property, plant and equipment and (iii) the recognition of an impairment of Ps. 13.9 billion. This decrease was partially offset by Ps. 47.8 billion of acquisitions of wells, pipelines, properties, plant and equipment. See Note 14 to our unaudited condensed consolidated interim financial statements included herein.

Derivative financial instruments decreased by Ps. 5.3 billion in the first nine months of 2018, from Ps. 30.1 billion as of December 31, 2017 to Ps. 24.8 billion as of September 30, 2018, mainly due to the decrease in the value of favorable cross-currency swaps by the appreciation of the U.S. dollar against most of the currencies for which we are covered.

Liabilities

Total debt, including accrued interest, decreased by Ps. 44.6 billion, or 2.2%, from Ps. 2,037.9 billion as of December 31, 2017 to Ps. 1,993.3 billion as of September 30, 2018, mainly due to the impact of the 4.9% appreciation of the peso against the U.S. dollar in the first nine months of 2018.

Liabilities to suppliers and contractors decreased by Ps. 22.0 billion, or 15.7% from Ps. 140.0 billion as of December 31, 2017 to Ps. 118.0 billion as of September 30, 2018, mainly due to the payment programs established since 2016 to address the total outstanding balance of payments due to suppliers and contractors.

Taxes and duties payable increased by Ps. 7.6 billion, or 15.0%, in the first nine months of 2018, from Ps. 51.0 billion as of December 31, 2017 to Ps. 58.6 billion as of September 30, 2018, mainly due to a Ps. 5.0 billion increase in the Derecho por la Utilidad Compartida (Profit-sharing Duty) and a Ps. 1.9 billion increase in the Impuesto Especial sobre Producción y Servicios (Special Tax on Production and Services, or IEPS Tax) on the sale of automotive fuels derived from the increase in gasoline prices.

Derivative financial instruments liabilities decreased by Ps. 2.0 billion, or 11.7%, in the first nine months of 2018, from Ps. 17.7 billion as of December 31, 2017 to Ps. 15.7 billion as of September 30, 2018. This decrease was mainly due to the decrease in the fair value of crude oil options, which was higher than the increase in the negative fair value of the cross-currency swaps.

Employee benefits liabilities increased by Ps. 44.5 billion, or 3.5%, in the first nine months of 2018, from Ps. 1,258.4 billion as of December 31, 2017 to Ps. 1,302.9 billion as of September 30, 2018. This increase was mainly due to the recognition of the increased net cost of the period.

Equity (Deficit), Net

Deficit, net, increased by Ps. 28.8 billion, or 1.9%, from a deficit of Ps. 1,502.3 billion as of December 31, 2017 to a deficit of Ps. 1,531.1 billion as of September 30, 2018. This increase was mainly due to (i) Ps. 23.1 billion in net loss for the first nine months of 2018, (ii) Ps. 3.5 billion in loss from the foreign currency translation effect and (iii) a Ps. 2.2 billion increase in actuarial losses on employee benefits.

Liquidity and Capital Resources

Overview

During the first nine months of 2018, we were able to strengthen our liquidity position due to a 27.4% increase in total sales, from Ps. 999.0 billion in the first nine months of 2017 to Ps. 1,272.7 billion in the first nine months of 2018, by increasing our collections on accounts receivable, decreasing our accounts payable to suppliers and increasing the payment of debt.

Our principal uses of new funds in the first nine months of 2018 were primarily the payment of debt maturities due during the same period, strengthening our cash flow through the actions listed below. We met this requirement primarily with cash provided by cash flows from borrowings, which amounted to Ps. 633.2 billion. During the first nine months of 2018, our net cash flow from operating activities covered the acquisition of wells, pipelines, properties, plant and equipment, which amounted to Ps. 43.1 billion.

For 2018, we forecasted a 0.2% increase in capital expenditures as compared to the amounts spent on capital expenditures in 2017, since we estimated that the required level of capital expenditures in 2018 will be similar to that of 2017. With this budget, our management expects that we will be able to maintain our medium- and long-term growth plans without the need to incur more indebtedness than the amount included in our approved financing program for 2018. As of September 30, 2018, we owed our suppliers Ps. 118.0 billion as compared to Ps. 140.0 billion as of December 31, 2017. We expect to continue to require less resources for our capital expenditures. See Note 2(b) to our unaudited condensed consolidated interim financial statements included herein. As a result of the decrease in these obligations, we believe net cash flows from our operating and financing activities will be sufficient to meet our working capital, debt service and capital expenditure requirements, given that since early 2015, we and the Mexican Government have adjusted investment, taxation and financing plans to address declining oil prices and maintain our financial strength and flexibility as further described below:

•

Changes to Our Business Plan. We have implemented certain measures intended to improve our financial situation, including a plan to reduce costs and the establishment of lines of credit with Mexican development banks.

•	Modifying our Financing Strategy. We have adjusted our financing strategy to diversify our sources of funding.

•

Changes to Employee Benefits Plans. We have incentivized our existing employees to migrate from the defined benefits pension plan to the defined contribution plan, with the goal of decreasing our pension liabilities for employees who switch to the defined contribution plan.

•	Asset Sales. We continue to evaluate the divestiture of non-essential assets to obtain working capital and to focus on those activities considered as the most profitable.

•	No Payment of Dividend. The Mexican Government announced that we were not required to pay a state dividend in 2017 and will not be required to pay one in 2018.

As noted above, successful completion of financings is an integral part of our plan to satisfy our working capital, capital expenditure, debt maturities and other requirements for the foreseeable future. Our financing program for 2018, included in the Ley de Ingresos de la Federación para el Ejercicio Fiscal 2018 (Federal Revenues Law for the Fiscal Year 2018), provides for the incurrence of up to Ps. 30.0 billion of net internal indebtedness and U.S. $6.2 billion of net external indebtedness, through a combination of domestic and international capital markets offerings and borrowings from domestic and international financial institutions.

We have a substantial amount of debt, which we have incurred primarily to finance the capital expenditures needed to carry out our capital investment projects. The sharp decline in oil prices that began in late 2014 had a negative impact on our ability to generate positive cash flows, which, together with our continued heavy tax burden, further exacerbated our ability to fund our capital expenditures and other expenses from cash flow from operations. Despite the continuing relatively low oil price environment and our heavy tax burden, our cash flow from operations in 2017 together with our funds from financing activities were sufficient to fund our capital expenditures and other expenses. We expect that net cash flows from our operations and financing activities will also be sufficient to meet our working capital requirements, debt service and capital expenditures for 2018.

As of September 30, 2018, our total indebtedness, including accrued interest, was Ps. 1,993.3 billion (U.S. $106.0 billion), in nominal terms, which represents a 2.2% decrease in peso terms compared to our total indebtedness, including accrued interest, of Ps. 2,037.9 billion (U.S. $108.3 billion) as of December 31, 2017. As of September 30, 2018, 27.2% of our existing debt as of September 30, 2018, or Ps. 542.9 billion (U.S. $28.9 billion), including accrued interest, is scheduled to mature in the next three years. Our working capital increased from a negative working capital of Ps. 25.6 billion (U.S. $1.3 billion) as of December 31, 2017 to a negative working capital of Ps. 17.0 billion (U.S. $0.9 million) as of September 30, 2018. Our level of debt may increase further in the short or medium term, as a result of new financing activities or future depreciation of the peso as compared to the U.S. dollar, and may have an adverse effect on our financial condition, results of operations and liquidity position. To service our debt, we have relied and may continue to rely on a combination of cash flow from operations, drawdowns under our available credit facilities and the incurrence of additional indebtedness (including refinancing of existing indebtedness). In addition, we are taking actions to improve our financial position, such as those discussed above, particularly through our 2017-2021 Business Plan.

Certain rating agencies have expressed concerns regarding: (1) our heavy tax burden; (2) the total amount of our debt; (3) the increase in our indebtedness over the last several years; (4) our negative free cash flow during 2017, primarily resulting from our significant capital investment projects and the fluctuation in oil prices; (5) the natural decline of certain of our oil fields and the lower quality of crude oil; (6) our substantial unfunded reserve for retirement pensions and seniority premiums, which was equal to Ps. 1,258.4 billion (U.S. $66.9 billion) as of December 31, 2017 and Ps. 1,302,.9 billion (U.S. $69.3 billion) as of September 30, 2018, and (7) the resilience of our operating expenses notwithstanding the sharp decline in oil prices that began in late 2014. However, on April 12, 2018, Moody’s Investors Service announced the revision of its outlook for our credit ratings from negative to stable. On April 27, 2017, Moody’s Investors Service affirmed PEMEX’s long-term local and global scale ratings as Aa3.mx and Baa3, respectively. On August 3, 2017, Fitch Ratings affirmed our credit rating of “BBB+” in both global local and global foreign currency and modified its outlook from negative to stable. On December 18, 2017, Standard & Poor’s affirmed the outlook for our credit ratings as stable and affirmed our global foreign currency credit rating as “BBB+”, but lowered our global local currency credit rating from “A” to “A-”, citing revisions to its methodology for calculating sovereign ratings. On October 19, 2018, Fitch Ratings announced the revision of its outlook for our credit ratings from stable to negative.

Any lowering of our credit ratings may have adverse consequences on our ability to access the financial markets and/or our cost of financing. If we were unable to obtain financing on favorable terms or at all, this could hamper our ability to obtain further financing on favorable terms as well as investment in projects financed through debt and impair our ability to meet our principal and interest payment obligations with our creditors. As a result, we may be exposed to liquidity constraints and may not be able to service our debt, which may adversely affect our financial condition and results of operations.

If such constraints occur at a time when our cash flow from operations is less than the resources needed to meet our debt service obligations, in order to provide additional liquidity to our operations, we could be forced to further reduce our planned capital expenditures, implement further austerity measures and/or sell additional non-strategic assets in order to raise funds. A further reduction in our capital expenditure program could adversely affect our financial condition and results of operations. Such measures may not be sufficient to permit us to meet our obligations.

Going Concern

Our unaudited condensed consolidated interim financial statements have been prepared under the assumption that we will continue as a going concern. As we describe in Note 2 to our unaudited condensed consolidated interim financial statements, we have experienced certain conditions that have generated material uncertainty that cast substantial doubt on our ability to continue operating as a going concern. We discuss the circumstances that have caused these negative trends, as well our plans in regard to these matters in Note 2 to our unaudited condensed consolidated interim financial statements included herein. We are currently evaluating our new business plan in light of the recent announcements by the Mexican Government in connection with the energy sector in Mexico, and we intend to continue taking actions to improve our results of operation, capital expenditures plans and financial condition. We continue operating as a going concern, and our unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash Flows from Operating, Investing and Financing Activities

During the first nine months of 2018, net funds provided by operating activities totaled Ps. 87.4 billion, as compared to Ps. 3.6 billion in the first nine months of 2017. During the first nine months of 2018, our net cash flows used in investing activities totaled Ps. 55.0 billion, as compared to net cash flows used in investing activities of Ps. 45.9 billion in the first nine months of 2017. During the first nine months of 2018, new financings totaled Ps. 633.2 billion and payments of principal and interest totaled Ps. 699.6 billion, as compared to Ps. 540.8 billion and Ps. 507.7 billion, respectively, during the first nine months of 2017. During the first nine months of 2018, we applied net funds of Ps. 43.1 billion to acquisitions of wells, pipelines, properties, plant and equipment, as compared to Ps. 43.8 billion in the first nine months of 2017.

As of September 30, 2018, our cash and cash equivalents totaled Ps. 88.1 billion, as compared to Ps. 97.9 billion as of December 31, 2017. See Note 8 to our unaudited condensed consolidated interim financial statements included herein for more information about our cash and cash equivalents.

Liquidity Position

We define liquidity as funds available under our lines of credit as well as cash and cash equivalents. The following table summarizes our liquidity position as of September 30, 2018 and December 31, 2017.

	As of
	September 30, 2018		December 31, 2017
	(millions of pesos)
Borrowing base under lines of credit	Ps.	149,540	Ps.	122,560
Cash and cash equivalents		88,116		97,851

Liquidity	Ps.	237,656	Ps.	220,411

Our lines of credit are fully committed and accordingly available at any time.

The following table summarizes our sources and uses of cash for the nine-month periods ended September 30, 2018 and 2017:

	For the nine-month period ended September 30,
	2018		2017
	(millions of pesos)
Net cash flows from (used) in operating activities	Ps.	87,380	Ps.	3,560
Net cash flows used in investing activities		(55,051)		(45,890)
Net cash flows from financing activities		(36,323)		33,047
Effect of change in cash value		(5,741)		(8,127)

Net increase (decrease) in cash and cash equivalents	Ps.	(9,735)	Ps.	(17,410)

Note: Numbers may not total due to rounding.

Recent Financing Activities

During the period from May 1 to December 7, 2018, Petróleos Mexicanos participated in the following financing activities:

•

On May 24, 2018, Petróleos Mexicanos issued €3,150,000,000 of debt securities under its U.S. $102,000,000,000 Medium Term Notes Program, Series C in four tranches (i) €600,000,000 of its 2.500% Notes due on November 24, 2022, (ii) €650,000,000 of its Floating Rate Notes due on August 24, 2023, (iii) €650,000,000 of its 3.625% Notes due on November 24, 2025 and (iv) €1,250,000,000 of its 4.750% Notes due on February 26, 2029. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics and their respective successors and assignees.

•

On June 4, 2018, Petróleos Mexicanos issued CHF365,000,000 of its 1.750% Notes due 2023 under its U.S. $102,000,000,000 Medium Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics and their respective successors and assignees.

•

On June 26, 2018, one of our subsidiary companies, Pro-Agroindustrias, S.A. de C.V., refinanced a credit line for U.S. $250,000,000 by entering into a new credit line for the same amount, which bears interest at a floating rate linked to LIBOR plus 300 basis points on a quarterly basis and matures on December 26, 2025. This credit agreement is guaranteed by Petróleos Mexicanos.

•

On August 23, 2018, Petróleos Mexicanos entered into a loan agreement with BBVA Bancomer S.A. in the amount of U.S. $200,000,000, which bears interest at a floating rate linked to LIBOR and matures in August 2023.

•

On October 23, 2018, Petróleos Mexicanos issued U.S. $2,000,000,000 of its 6.500% Notes due 2029 under its U.S. $102,000,000,000 Medium Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services and Pemex Logistics and their respective successors and assignees.

During the period from May 1 to December 7 , 2018, P.M.I. Holdings B.V. (which, after July 31, 2018, was replaced by P.M.I. Holdings Holland Services, B.V. as debtor) obtained U.S. $12.5 billion in financing from its revolving credit lines and repaid U.S. $13.0 billion. As of April 30, 2018, the outstanding amount under these revolving credit lines was U.S. $1.2 billion. As of 0.7, 2018, the was no outstanding amount under these revolving credit lines.

As of December 7, 2018 and as of the date of this report, we were not in default under any of our financing agreements.

Business Overview

Production

Set forth below are selected summary operating data relating to PEMEX.

	Nine months ended September 30,
	2017			2018		Change	%
Operating Highlights
Production
Crude oil (tbpd)		1,972			1,863	(108)	(5.5)
Natural gas (mmcfpd)		5,163			4,845	(318)	(6.2)
Petroleum products (tbpd)		994	[1]		784	(210)	(21.1)
Dry gas from plants (mmcfpd)		2,748			2,441	(306)	(11.2)
Natural gas liquids (tbpd)		294			249	(45)	(15.4)
Petrochemicals (tt)		2,673			2,067	(606)	(22.7)

Average crude oil exports (tbpd)(1)
Olmeca		25.32			n.a.	(25.32)	(100.00)
Isthmus		75.70			41.22	(34.48)	(45.55)
Maya		1,004.37			1,164.81	160.44	15.97

Total		1,105.40			1,206.03	100.63	9.10

Value of crude oil exports (value in millions of U.S. dollars)(1)	U.S.$	4,466.87		U.S.$	6,776.88	2,310.0	51.7

Average PEMEX crude oil export prices per barrel(2)
Olmeca	U.S.$	52.28			n.a.	(52.28)	(100.00)
Isthmus		47.66			64.55	16.89	35.44
Maya		44.00			61.74	17.74	40.32

Weighted average price(3)	U.S$	44.32		U.S.$	61.79	17.47	39.42

West Texas Intermediate crude oil average price per barrel(4)	U.S.$	49.33		U.S.$	66.88	17.55	35.58

Notes:	Numbers may not total due to rounding.

tbpd = thousands of barrels per day

mmcfpd = millions of cubic feet per day

tt = thousands of tons

n.a. not available

(1)	The volume and value of crude oil exports reflects customary adjustments by the PMI Group to reflect the percentage of water in each shipment as of September 30, 2018.
(2)	Average price during period indicated based on billed amounts.
(3)	On December 7, 2018, the weighted average price of PEMEX’s crude oil export mix was U.S. $53.99 per barrel.
(4)	On December 7, 2018, the West Texas Intermediate crude oil spot price was U.S. $52.61 per barrel.

Source: Petróleos Mexicanos and the PMI Group.

Crude oil production decreased by 5.5% in the first nine months of 2018, from 1,972 thousand barrels per day in the first nine months of 2017 to 1,863 thousand barrels per day in the first nine months of 2018. This decrease was mainly due to:

•

a 17.5% reduction in production of light crude oil, primarily due to oil-water contact at the Xanab field and a natural decline in production at the Chuhuk, Chuc, Ixtal and Kuil fields of the Abkatún-Pol-Chuc business unit, as well as the Artesa, Guaricho, Puerto Ceiba, Ayacote Shishito and Rabasa assets of the Southern Blocks Production Division.

•

a 4.0% reduction in production of extra light crude oil, primarily due to a natural decline in production and an increase in the fractional water flow of wells at fields of the Samaria-Luna, Bellota-Jujo and Litoral de Tabasco business units.

•

a 2.2% increase in production of heavy crude oil, primarily due to Ku-Maloob-Zaap’s sustained production platform. The continued use of electric submersible pumping in wells at the Ku-Maloob-Zaap business unit contributed to this increase.

During the first nine months of 2018, natural gas production decreased by 6.2%, from 5,163 million cubic feet per day in the first nine months of 2017 to 4,845 million cubic feet per day in the same period of 2018. This decrease in production was primarily a result of:

•

a 6.6% decrease in associated gas production, primarily due to the natural decline in production of our crude oil fields and an increase in the fractional water flow of wells of the Abkatún-Pol-Chuc, Litoral de Tabasco, Samaria-Luna, Macuspana-Muspac and Bellota-Jujo business units; and

•	a 13.4% decrease in non-associated gas production during this period, mainly due to a natural decline in production at the Burgos and Veracruz business units of the Northern region.

Production of petroleum products decreased by 21.1% in the first nine months of 2018, from 994 thousand barrels per day in the first nine months of 2017 to 784 thousand barrels per day in the first nine months of 2018. This decrease was mainly due to certain equipment issues that arose after conclusion of the general maintenance programs in our Madero and Minatitlán refineries, which prevented us from processing crude oil at optimal levels and from increasing the production of refined products with the greatest economic value.

During the first nine months of 2018, dry gas production decreased by 11.2%, as compared to the same period of 2017, due to the decreased availability of sour wet gas and sweet wet gas processing from the offshore, onshore and Southern regions, as well as a reduction in the supply of sweet wet gas from the Burgos basin. Production of natural gas liquids decreased by 15.4%, or 45 thousand barrels per day, in the first nine months of 2018.

The production of petrochemical products decreased to 606 thousand tons, a 22.7% decrease as compared to the first nine months of 2017, primarily due to the following:

•

a 275 thousand ton decrease in the aromatics and derivatives chain, mainly due to the fact that the continuous catalytic regeneration unit (CCR) at the Cangrejera Petrochemical Complex has operated only intermittently since its start in February of this year due to operational problems. Additionally, the complex’s aromatics production has operated with low load due to restrictions on the receipt of products at our Minatitlán refinery;

•	a 234 thousand ton decrease in ammonia production due to a non-scheduled shutdown at the Cosoleacaque’s Petrochemical Complex and a decrease in the supply of raw materials;

•	a 51 thousand ton decrease in propylene, mainly due to lower crude oil processing at the Minatitlán, Salina Cruz, Madero and Tula refineries, and

•

an 80 thousand ton reduction in sulfur production, mainly due to a decrease in crude oil processing at the Minatitlán, Madero and Tula refineries for the reasons noted above. A decrease in gas processing at the Cactus facility also contributed to this reduction in sulfur production.

Exploration and Production

On May 7, 2018, we entered into various contracts for hydrocarbon exploration and extraction, including a contract with Shell Exploración y Extracción de México, S.A. de C.V. and a contract with Chevron Energía de México, S. de R.L. de C.V. and Inpex E&P México, S.A. de C.V. All of these contracts are for work in deepwater blocks in the Gulf of Mexico, which were part of the bidding process hosted by the Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission) as part of Round 2.4.

On December 7, 2018, the Secretaría de Energia (Ministry of Energy) requested the Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission, or CNH) to exclude 37 conventional and 9 unconventional onshore petroleum accumulation fields included in the bidding processes of Round 3, in order to review the energy policy and evaluate the results and advances of the signed contracts for the exploration and extraction of hydrocarbons. For that reason, the CNH approved the cancelation of the applicable bidding processes.

On December 10, 2018, the Ministry of Energy requested the CNH to postpone for six months the bidding process to select partners for Pemex Exploration and Production to carry out exploration and production activities in the onshore fields located in Veracruz, Tabasco and Chiapas. The purpose of the postponement is to review the scope of this bidding process, and the progress of the signed contracts for exploration and extraction of hydrocarbons resulting from the migration of the assignments granted to Pemex.

PEMEX is currently evaluating future capital expenditures for its current and future projects, in accordance with actions taken by regulators and strategies driven by the new Mexican Government.

Ethylene

Joint Venture with Mexichem

On July 6, 2018, we announced that we had reached an agreement to sell our 44.09% stake in Petroquímica Mexicana de Vinilo, S.A. de C.V. (or PMV) to Mexichem, S.A.B. de C.V. (or Mexichem). Our divestiture from this joint venture was motivated by the decision of the Board of Directors of PMV not to rebuild PMV’s vinyl chloride plant, where an accident occurred on April 20, 2016. This decision resulted in PMV discontinuing the caustic soda-salt-chlorine-ethylene-vinyl chloride monomer production chain and instead focusing its activities on the caustic soda-salt-chlorine production chain.

The aggregate value of this transaction is Ps. 3,436 million; the transaction also involves the reintegration into PEMEX of the vinyl chloride monomer plants and related infrastructure at the Pajaritos petrochemical complex.

Directors, Senior Management and Employees

Recent Appointments

Effective May 2, 2018, the Board of Directors of Petróleos Mexicanos appointed Mr. Felipe Duarte Olvera, independent member of the Board of Directors of Petróleos Mexicanos, as Chairperson of the Audit Committee and Ms. Maria Teresa Fernández Labardini, independent member of the Board of Directors of Petróleos Mexicanos, as Chairperson of the Acquisitions, Leasing, Public Works and Services Committee.

Effective June 25, 2018, the Board of Directors of Petróleos Mexicanos appointed Mr. Jorge Guillermo Lomelin Delgadillo as Corporate Director of Alliances and New Business of Petróleos Mexicanos.

On June 25, 2018, Petróleos Mexicanos and the Petroleum Workers’ Union revised their collective bargaining agreement, which revision became effective on August 1, 2018. The revised agreement provides for a 3.42% increase in wages.

On December 1, 2018, Mr. Octavio Romero Oropeza was appointed Director General of Petróleos Mexicanos by the President of Mexico, replacing Mr. Carlos Alberto Treviño Medina.

On December 14, 2018, the Board of Directors of Petróleos Mexicanos approved the appointment of the following officers, among others:

•	Mr. Alberto Velázquez García, as Corporate Director of Finance of Petróleos Mexicanos effective on December 16, 2018;

•	Mr. Miguel Ángel Lozada Aguilar, as Director General of Pemex Exploration and Production effective on December 14, 2018;

•	Mr. Miguel Gerardo Breceda Lapeyre, as Director General of Pemex Industrial Transformation effective on December 14, 2018;

•	Mr. Javier Emiliano González Del Villar, as Director General of Pemex Logistics effective on December 14, 2018;

•	Mr. Rogelio Hernández Cázares, as Director General of Pemex Fertilizers effective on December 14, 2018; and

•	Mr. Manuel Antonio Mijares Bravo, as Director General of Pemex Ethylene effective on January 1, 2019.

General Regulatory Framework

On May 18, 2018, the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Provisions for Contracting for Petróleos Mexicanos and its Productive State-Owned Subsidiaries) were published in the Official Gazette of the Federation, that repealed the previous general provisions published in June 2015 and their further modifications. These General Provisions regulate the legal process for acquisitions, leases, works and services need for our projects and require our suppliers, contractors or other participants with whom we have or intend to have a commercial relationship to know and adopt our Compliance Program and establish prevention and compliance systems in accordance with applicable law.

Extensions and Discoveries

On October 9, 2018, we announced the discovery of seven reservoirs in two new wells— Manik-101A and Mulach-1—in Mexico’s Southeast Basin. Two of these oil reservoirs were discovered through the Manik-101 well, located northeast of the Manik field and between the Ixtal and Ixtoc fields, 85 kilometers from the coast and 102 kilometers from Ciudad del Carmen. We also discovered five oil reservoirs in sandstone through our successful drilling in Mulach-1, located eight kilometers from the Yaxche Field. We believe that these discoveries will allow us to incorporate significant possible reserves, and these new shallow water reservoirs will become part of our portfolio of fields under development that have been discovered in recent years.

On November 27, 2018, we announced an onshore discovery in the Xachi field in the state of Veracruz. This discovery is considered one of the most important onshore discoveries in Mexico of the last 25 years. This field is eventually expected to produce up to 80 thousand barrels per day of condensate and more than 700 million cubic feet of gas per day.

Legal Proceedings

Audits and Other Investigations by the Mexican Government

On September 9, 2018, the Secretaría de la Función Pública (Ministry of Public Function, or the SFP) announced that it had initiated an administrative proceeding against a former PEMEX employee in connection with alleged irregularities in the acquisition in 2016 of Grupo Fertinal, S.A. de C.V. by PMX Fertilizantes Pacífico, S.A. de C.V., one of our subsidiary companies, for Ps. 4,322.8 million. The SFP also announced on the same date that it had initiated, through the Liabilities Unit at Petróleos Mexicanos, administrative disciplinary proceedings against public officials for alleged damages against PEMEX in connection with the acquisition in 2014 of assets from Agro Nitrogenados, S.A. de C.V., a subsidiary of Altos Hornos de México, for U.S. $273 million. These proceedings are based on an investigation initiated by our Liabilities Unit in November 2016 pursuant to information provided by the Auditoría Superior de la Federación (Superior Audit Office of the Federation), citizen complaints and other sources. As of the date of this report, final resolutions are still pending with respects to these proceedings.

On September 18, 2018, the SPF announced that it had initiated an administrative proceeding against three public officials for alleged irregularities in connection with payment in 2015 of Ps. 6.3 million related to dredging and underwater cleaning services at Madero Maritime Terminal. As of the date of this report, this proceeding is in the evidentiary stage and a final resolution is still pending.

United Mexican States

Presidential and federal congressional elections in Mexico were held on July 1, 2018. Mr. Andrés Manuel López Obrador, a member of the Movimiento Regeneración Nacional (National Regeneration Movement or Morena), was elected President of Mexico and took office on December 1, 2018, replacing Mr. Enrique Peña Nieto, a member of the Partido Revolucionario Institucional (Institutional Revolutionary Party, or PRI). The new President’s term will expire on September 30, 2024. The newly-elected members of the Mexican Congress took office on September 1, 2018.

PETRÓLEOS MEXICANOS,

PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE THREE AND NINE-MONTH PERIODS ENDED

SEPTEMBER 30, 2018 AND 2017

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES

AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

AND FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017

(figures stated in thousands, except as noted (Note 2))

	Note	September 30, 2018		December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	8	Ps.	88,116,445	Ps.	97,851,754
Accounts receivable, net	9		182,999,351		168,123,028
Inventories, net	10		79,108,241		63,858,930
Short-term notes receivable			3,719,050		2,522,206
Equity instruments[1]	11		245,440		1,056,918
Held-for-sale current non-financial assets	12		1,072,786		—
Derivative financial instruments	18		24,784,001		30,113,454

Total current assets			380,045,314		363,526,290
Non-current assets:
Investments in joint ventures and associates	13		19,602,856		16,707,364
Wells, pipelines, properties, plant and equipment, net	14		1,348,815,746		1,436,509,326
Long-term notes receivable	16-a		151,772,552		148,492,909
Deferred income taxes and duties			158,770,548		146,192,485
Intangible assets	15		11,604,292		14,678,640
Other assets	16-b		7,813,003		5,895,100

Total non-current assets			1,698,378,997		1,768,475,824

Total assets		Ps.	2,078,424,311	Ps.	2,132,002,114

LIABILITIES
Current liabilities:
Short-term debt and current portion of long—term debt	17		178,402,550		157,209,467
Suppliers			118,044,295		139,955,378
Taxes and duties payable			58,642,296		51,004,960
Accounts and accrued expenses payable			26,255,627		23,211,401
Derivative financial instruments	18		15,677,809		17,745,979

Total current liabilities			397,022,577		389,127,185
Long-term liabilities:
Long-term debt	17		1,814,909,442		1,880,665,604
Employee benefits			1,302,947,833		1,258,436,122
Provisions for sundry creditors	19		82,055,392		87,677,423
Other liabilities			8,255,309		14,194,237
Deferred income taxes			4,340,328		4,253,928

Total long-term liabilities			3,212,508,304		3,245,227,314

Total liabilities			3,609,530,881		3,634,354,499

EQUITY (DEFICIT), NET
Controlling interest:
Certificates of Contribution “A”			356,544,447		356,544,447
Mexican Government contributions			43,730,591		43,730,591
Legal reserve			1,002,130		1,002,130
Accumulated other comprehensive result			(157,502,102)		(151,887,182)
Accumulated deficit:
From prior years			(1,752,732,435)		(1,471,862,579)
Net loss for the period			(23,081,283)		(280,844,899)

Total controlling interest			(1,532,038,652)		(1,503,317,492)
Total non-controlling interest			932,082		965,107
Total equity (deficit), net			(1,531,106,570)		(1,502,352,385)

Total liabilities and equity (deficit), net		Ps.	2,078,424,311	Ps.	2,132,002,114

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Recognized as available-for-sale financial assets before January 1, 2018.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

		2018		2017
Net sales:
Domestic	7	Ps.	743,794,770	Ps.	642,135,144
Export	7		522,704,580		348,691,470
Services income	7		6,219,190		8,208,196

Total of sales			1,272,718,540		999,034,810

Impairment (reversal) of wells, pipelines, properties, plant and equipment, net	14-d		13,916,701		36,481,351
Cost of sales			874,893,544		697,906,812

Gross income			383,908,295		264,646,647
Other revenues, net			16,680,528		15,012,262
General expenses:
Distribution, transportation and sale expenses			17,851,775		16,578,079
Administrative expenses			101,446,885		89,228,573

Operating income			281,290,163		173,852,257
Financing income[1]			19,142,955		11,753,997
Financing cost[2]			(84,044,113)		(76,970,818)
Derivative financial instruments (cost) gain, net	18		(14,785,799)		24,982,148
Foreign exchange income, net			97,220,660		174,236,620

			17,533,703		134,001,947

Profit sharing in joint ventures and associates	13		2,237,293		112,068

Income before duties, taxes and other			301,061,159		307,966,272
Profit sharing duty, net			332,597,831		284,118,060
Income tax (benefit) expense			(8,446,862)		4,940,190

Total duties, taxes and other			324,150,969		289,058,250

Net (loss) income			(23,089,810)		18,908,022

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets			—		2,757,888
Currency translation effect			(3,458,750)		(12,162,726)
Items that will not be reclassified subsequently to profit or loss:
Actuarial (losses) – employee benefits			(2,180,668)		—

Total other comprehensive results			(5,639,418)		(9,404,838)

Total comprehensive loss (income)		Ps.	(28,729,228)	Ps.	9,503,184

Net (loss) income attributable to:
Controlling interest		Ps.	(23,081,283)	Ps.	18,898,781
Non-controlling interest			(8,527)		9,241

Net (loss) income		Ps.	(23,089,810)	Ps.	18,908,022

Other comprehensive results attributable to:
Controlling interest		Ps.	(5,614,920)	Ps.	(9,348,296)
Non-controlling interest			(24,498)		(56,542)

Total other comprehensive results		Ps.	(5,639,417)	Ps.	(9,404,838)

Comprehensive (loss) income:
Controlling interest		Ps.	(28,696,203)	Ps.	9,550,485
Non-controlling interest			(33,025)		(47,301)

Total comprehensive (loss) income		Ps.	(28,729,228)	Ps.	9,503,184

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

[1]	Includes financing income from investments and gain on discount rate of plugging of wells in 2018 and 2017.
[2]	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

		2018		2017
Net sales:
Domestic	7	Ps.	251,754,551	Ps.	213,384,541
Export	7		185,462,247		113,927,812
Services income	7		1,931,700		2,787,090

Total of sales			439,148,498		330,099,443

Reversal of impairment of wells, pipelines, properties, plant and equipment, net			56,277,153		33,079,941
Cost of sales			293,918,023		235,177,280

Gross income			88,953,322		61,842,222
Other revenues, net			8,956,473		3,176,909

General expenses:
Distribution, transportation and sale expenses			6,777,724		5,043,984
Administrative expenses			37,120,603		30,405,359

Operating income			54,011,468		29,569,788

Financing income[3]			8,173,386		4,452,250
Financing cost[4]			(27,071,296)		(27,357,893)
Derivative financial instruments (cost) gain, net			(5,492,893)		4,649,263
Foreign exchange income (cost), net			94,715,343		(28,426,123)

			70,324,540		(46,682,503)
Profit sharing in joint ventures and associates	13		1,389,157		(762,886)

Income (loss) before duties, taxes and other			125,725,165		(17,875,601)

Profit sharing duty, net			105,911,595		85,845,567
Income tax (benefit)			(6,957,015)		(1,913,441)

Total duties, taxes and other			98,954,580		83,932,126

Net income (loss)			26,770,585		(101,807,727)

Other comprehensive results:
Items that will be reclassified subsequently to profit or loss:
Available-for-sale financial assets			—		1,150,149
Currency translation effect			(8,861,224)		(1,861,054)

Items that will not be reclassified subsequently to profit or loss:
Actuarial (losses) – employee benefits			(2,180,667)		—

Total other comprehensive results			(11,041,891)		(710,905)

Total comprehensive income (loss)		Ps.	15,728,694	Ps.	(102,518,632)

Net income (loss) attributable to:
Controlling interest		Ps.	26,780,173	Ps.	(101,803,790)
Non-controlling interest			(9,588)		(3,937)

Net income (loss)		Ps.	26,770,585	Ps.	(101,807,727)

Other comprehensive results attributable to:
Controlling interest		Ps.	(11,013,037)	Ps.	(722,546)
Non-controlling interest			(28,854)		11,641

Total other comprehensive results		Ps.	(11,041,891)	Ps.	(710,905)

Comprehensive income (loss):
Controlling interest		Ps.	15,767,136	Ps.	(102,526,336)
Non-controlling interest			(38,442)		7,704

Total comprehensive income (loss)		Ps.	15,728,694	Ps.	(102,518,632)

[3]	Includes financing income from investments and gain on discount rate of plugging of wells in 2018 and 2017.
[4]	Mainly interest on debt.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CHANGES IN EQUITY (DEFICIT), NET

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

	Controlling interest
	Certificates of Contribution “A”	Mexican Government contributions	Legal reserve	Accumulated other comprehensive income (loss)
				Available-for sale financial assets		Cumulative currency translation effect	Actuarial (losses) gains on employee benefits effect		Accumulated deficit			Total	Non-controlling interest	Total Equity (deficit), net
									For the year		From prior years
Balances as of January 1, 2017	Ps. 356,544,447	Ps. 43,730,591	Ps.1,002,130	Ps.	(5,564,130)	Ps. 50,720,022	Ps.	(208,555,333)	Ps.	—	Ps. (1,471,862,579)	Ps.(1,233,984,852)	Ps. 976,705	Ps. (1,233,008,147)
Total comprehensive income (loss)	—	—	—		2,757,888	(12,106,184)		—		18,898,781	—	9,550,485	(47,301)	9,503,184

Balances as of September 30, 2017	Ps. 356,544,447	Ps. 43,730,591	Ps.1,002,130	Ps.	(2,806,242)	Ps.38,613,838	Ps.	(208,555,333)	Ps.	18,898,781	Ps. (1,471,862,579)	Ps.(1,224,434,367)	Ps. 929,404	Ps. (1,223,504,963)

Balances as of January 1, 2018	Ps. 356,544,447	Ps. 43,730,591	Ps. 1,002,130	Ps.	—	Ps. 44,633,012	Ps.	(196,520,194)	Ps.	—	Ps. (1,752,707,478)	Ps. (1,503,317,492)	Ps. 965,107	Ps. (1,502,352,385)
Initial effect by the adoption of IFRS 9	—	—	—		—	—		—		—	(24,957)	(24,957)	—	(24,957)

Adjusted balance as of January 1, 2018	Ps. 356,544,447	Ps. 43,730,591	Ps. 1,002,130	Ps.	—	Ps. 44,633,012	Ps.	(196,520,194)	Ps.	—	Ps. (1,752,732,435)	Ps. (1,503,342,449)	Ps. 965,107	Ps. (1,502,377,342)
Total comprehensive income (loss)						(3,434,084)		(2,180,836)		(23,081,283)		(28,696,203)	(33,025)	(28,729,228)

Balances as of September 30, 2018	Ps. 356,544,447	Ps. 43,730,591	Ps. 1,002,130	Ps.	—	Ps. 41,198,928	Ps.	(198,701,030)	Ps.	(23,081,283)	Ps. (1,752,732,435)	Ps. (1,532,038,652)	Ps. 932,082	Ps. (1,531,106,570)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

	2018		2017
Operating activities
Net (loss) income	Ps.	(23,089,810)	Ps.	18,908,022
Net periodic cost of employee benefits		87,060,129		88,555,641
Deferred taxes		(11,448,292)		4,004,504
Items related to investment activities
Depreciation and amortization		109,093,486		109,943,078
Amortization of intangible assets		2,209,620		224,958
Impairment (reversal) of wells, pipelines, properties, plant and equipment		13,916,702		36,481,440
Unsuccessful wells		17,551,218		4,258,359
Exploration costs		(1,163,675)		(1,004,639)
Loss from derecognition of disposal of wells, pipelines, properties, plant and equipment		12,481,452		3,392,860
Effects of net present value of reserve for well abandonment		(6,937,924)		(5,827,770)
Profit share in joint ventures and associates		(2,237,293)		(112,068)
Dividends		—		(180,675)
Items related to financing activities
Unrealized foreign exchange (income)		(92,283,888)		(164,773,234)
Interest expense		84,044,113		76,970,818
Interest income		(6,816,096)		(6,709,202)

		182,379,742		164,132,092
Profit sharing duty and income tax		335,599,261		285,053,747
Derivative financial instruments		3,261,283		(34,617,415)
Accounts receivable		(16,098,123)		(13,404,989)
Inventories		(15,249,312)		(11,723,595)
Other assets		1,917,933		(68,362)
Accounts payable and accrued expenses		3,044,226		5,760,356
Taxes and duties paid		(331,233,382)		(285,817,807)
Suppliers		(21,911,083)		(57,873,148)
Provisions for sundry creditors		(7,993,730)		(10,337,756)
Employee benefits		(44,729,085)		(44,955,112)
Other taxes and duties		2,228,086		7,412,535

Net cash flows from (used in) operating activities		87,379,950		3,560,546

Investing activities
Long-term receivables from the Mexican Government		2,364,053		1,518,932
Resources from the sale of equity instruments		—		684,030
Interest received for long-term receivable from the Mexican Government		187,615		—
Other notes receivable		984,814		1,169,048
Acquisition of wells, pipelines, properties, plant and equipment		(43,064,402)		(43,781,356)
Increase in intangible assets		(15,522,815)		(5,481,129)

Net cash flows used in investing activities		(55,050,735)		(45,890,475)

Excess cash to apply in financing activities		32,329,215		(42,329,929)
Financing activities
Loans obtained from financial institutions		633,244,800		540,760,804
Debt payments, principal only		(577,682,246)		(426,817,671)
Interest paid		(91,885,859)		(80,896,077)

Net cash flows from financing activities		(36,323,305)		33,047,056

Net increase (decrease) in cash and cash equivalents		(3,994,090)		(9,282,873)
Effects of foreign exchange on cash balances		(5,741,219)		(8,127,080)
Cash and cash equivalents at the beginning of the period		97,851,754		163,532,513

Cash and cash equivalents at the end of the period (Note 8)	Ps.	88,116,445	Ps.	146,122,560

[1]	Recognized as available-for-sale financial assets before January 1, 2018.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

NOTE 1. STRUCTURE AND BUSINESS OPERATIONS OF PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

Petróleos Mexicanos was created by a decree issued by the Mexican Congress on June 7, 1938. The decree was published in the Diario Oficial de la Federación (“Official Gazette of the Federation”) on July 20, 1938 and came into effect on that date. On December 20, 2013, the Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos, en Materia de Energía (Decree that amends and supplements various provisions of the Mexican Constitution relating to energy matters), was published in the Official Gazette of the Federation and came into effect on December 21, 2013 (the “Energy Reform Decree”).

In accordance with the Energy Reform Decree, the Mexican Government will carry out the exploration and extraction of hydrocarbons in the United Mexican States (“Mexico”) through assignments to productive state-owned companies, as well as through agreements with productive state-owned companies and with other companies.

As part of the secondary legislation enacted in accordance with the Energy Reform Decree, on August 11, 2014, the Ley de Petróleos Mexicanos (the “Petróleos Mexicanos Law”) was published in the Official Gazette of the Federation. The Petróleos Mexicanos Law became effective on October 7, 2014, except for certain provisions. On December 2, 2014, the Secretaría de Energía (“Ministry of Energy”) published in the Official Gazette of the Federation the declaration pursuant to which the special regime governing Petróleos Mexicanos’ activities relating to productive state-owned subsidiaries, affiliates, compensation, assets, administrative liabilities, state dividend, budget and debt levels came into effect. On June 10, 2015 the Disposiciones Generales de Contratación para Petróleos Mexicanos y sus Empresas Productivas Subsidiarias (General Contracting Provisions for Petróleos Mexicanos and its productive state-owned subsidiaries) was published in the Official Gazette of the Federation and thereafter the special regime for acquisitions, leases, services and public works matters came into effect.

Once the Petróleos Mexicanos Law came into effect, Petróleos Mexicanos was transformed from a decentralized public entity to a productive state-owned company. Petróleos Mexicanos is a legal entity empowered to own property and carry on business in its own name with the purpose of carrying out exploration and extraction of crude oil and other hydrocarbons in Mexico. In addition, Petróleos Mexicanos performs activities related to refining, gas processing and engineering and research projects to create economic value and to increase the income of the Mexican Government, as its owner, while adhering to principles of equity and social and environmental responsibility.

The Subsidiary Entities, Pemex Exploración y Producción (Pemex Exploration and Production), Pemex Transformación Industrial (Pemex Industrial Transformation), Pemex Perforación y Servicios (Pemex Drilling and Services), Pemex Logística (Pemex Logistics), Pemex Cogeneración y Servicios (Pemex Cogeneration and Services), Pemex Fertilizantes (Pemex Fertilizers) and Pemex Etileno (Pemex Ethylene), are productive state-owned subsidiaries empowered to own property and carry on business in their own name, subject to the direction and coordination of Petróleos Mexicanos (the “Subsidiary Entities”).

The Subsidiary Entities of Petróleos Mexicanos prior to the Corporate Reorganization (defined below) were Pemex-Exploración y Producción, Pemex-Refinación (Pemex-Refining), Pemex-Gas and Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), which were decentralized public entities with a technical, industrial and commercial nature with their own corporate identity and equity, with the legal authority to own property and conduct business in their own names, and were 100% owned by Petróleos Mexicanos and controlled by the Mexican Government; they had been consolidated into and had the characteristics of subsidiaries of Petróleos Mexicanos.

The Board of Directors of Petróleos Mexicanos, in its meeting held on November 18, 2014, approved the Corporate Reorganization proposed by the Chief Executive Officer of Petróleos Mexicanos. Pursuant to the corporate reorganization, the existing four Subsidiary Entities were transformed into two new productive state-owned subsidiaries, which have assumed all of the rights and obligations of the existing Subsidiary Entities (the “Corporate Reorganization”). Pemex-Exploration and Production was transformed into Pemex Exploration and Production, a productive state-owned subsidiary, and Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals were transformed into the productive state-owned subsidiary Pemex Industrial Transformation.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

The Board of Directors of Petróleos Mexicanos also approved the creation of the following new Subsidiary Entities: Pemex Drilling and Services, Pemex Logistics, Pemex Cogeneration and Services, Pemex Fertilizers and Pemex Ethylene. Each of these productive state-owned subsidiaries may be transformed into an affiliate of Petróleos Mexicanos if certain conditions set forth in the Petróleos Mexicanos Law are met. On March 27, 2015, the Board of Directors of Petróleos Mexicanos approved the acuerdos de creación (creation resolutions) of each productive state-owned subsidiary.

The Subsidiary Entities, and their primary purposes, are as follows:

•

Pemex Exploration and Production: This entity is in charge of exploration and extraction of crude oil and solid, liquid or gaseous hydrocarbons in Mexico, in the exclusive economic zone of Mexico and abroad.

•	Pemex Industrial Transformation: This entity performs activities related to refining, processing, importing, exporting, trading and the sale of hydrocarbons.

•

Pemex Drilling and Services: This entity performs drilling services and repair and services of wells. • Pemex Logistics: This entity provides transportation, storage and related services for crude oil, petroleum products and petrochemicals to PEMEX (as defined below) and other companies, through pipelines and maritime and terrestrial means, and provides guard and management services.

•

Pemex Cogeneration and Services: This entity generates, supplies and trades electric and thermal energy, including but not limited to the energy and thermal power produced in power plants and cogeneration plants, as well as performing technical and management services related to these activities to PEMEX and other companies, by itself or through companies in which it participates directly or indirectly.

•	Pemex Fertilizers: This entity produces, distributes and commercializes ammonia, fertilizers and its derivatives, as well as provides related services.

•	Pemex Ethylene: This entity commercializes, distributes and trades methane, ethane and propylene, directly or through others.

On April 28, 2015 the creation resolutions of the seven productive state-owned subsidiaries were published in the Official Gazette of the Federation. Each creation resolution included a provision establishing that the creation resolution would come into effect once the required administrative procedures to start operations were in place and the Board of Directors of Petróleos Mexicanos issued and published a statement related to each creation resolution in the Official Gazette of the Federation.

On May 29, 2015 the statements related to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production and the productive state-owned subsidiary Pemex Cogeneration and Services issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on June 1, 2015.

On December 29, 2015 and May 12, 2016, modifications to the creation resolution of the productive state-owned subsidiary Pemex Exploration and Production were published in the Official Gazette of the Federation and became effective that same date, respectively.

On July 31, 2015, the statements related to the creation resolution of the productive state-owned subsidiary Pemex Drilling and Services, the productive state-owned subsidiary Pemex Fertilizers and the productive stateowned subsidiary Pemex Ethylene issued by the Board of Directors of Petróleos Mexicanos were published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on August 1, 2015.

On October 1, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Logistics issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on October 1, 2015.

On October 6, 2015, the statement related to the creation resolution of the productive state-owned subsidiary Pemex Industrial Transformation issued by the Board of Directors of Petróleos Mexicanos was published in the Official Gazette of the Federation and, accordingly, these creation resolutions came into effect on November 1, 2015.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

On July 13, 2018, the Board of Directors of Petróleos Mexicanos issued the Declaration of Liquidation and Extinction of Pemex Cogeneration and Services, which was published in the Official Gazette of the Federation and became effective on July 27, 2018. Pemex Industrial Transformation is subrogated in any obligation contracted or right acquired previously, in Mexico and abroad, by Pemex Cogeneration and Services that is in force on July 27, 2018.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are productive state-owned entities, whereas the Subsidiary Companies are affiliate companies that were formed in accordance with the applicable laws of each of the respective jurisdictions in which they were incorporated.

The “Subsidiary Companies” are defined as those companies which are controlled, directly or indirectly, by Petróleos Mexicanos.

“Associates,” as used herein, means those companies in which Petróleos Mexicanos does not have effective control. Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to collectively herein as “PEMEX.”

PEMEX’s address and its principal place of business is: Av. Marina Nacional No. 329, Col. Verónica Anzures, Delegación Miguel Hidalgo, 11300 Ciudad de México, México

NOTE 2. BASIS OF PREPARATION

a.	Statement of compliance

PEMEX prepared its unaudited condensed consolidated interim financial statements as of September 30, 2018 and December 31, 2017, and for the three and nine-months periods ended September 30, 2018 and 2017, in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements do not include all the information and disclosures required for full annual consolidated financial statements and should be read in conjunction with PEMEX’s audited consolidated financial statements for the year ended December 31, 2017. PEMEX estimates that there is no significant impact on its unaudited condensed consolidated interim financial statements due to the seasonality of operations.

This is the third set of unaudited condensed consolidated interim financial statements where IFRS 15 Revenue from Contracts with Customers (IFRS 15) and IFRS 9 Financial Instruments (IFRS 9) have been applied. Changes to significant accounting policies are described below.

On December 7, 2018, these unaudited condensed consolidated interim financial statements under IFRS and the notes hereto were authorized for issuance by the following officers: Mr. Carlos Alberto Treviño Medina, Chief Executive Officer, Mr. David Ruelas Rodríguez, Chief Financial Officer, Mr. Manuel Salvador Cruz Flores, Deputy Director of Accounting and Tax Matters, and Mr. Oscar René Orozco Piliado, Associate Managing Director of Accounting.

b.	Going concern

The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that PEMEX can meet its payment obligations.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

During the three and nine months ended September 30, 2018, PEMEX recognized a net income of Ps. 26,770,585 and a net loss of Ps. 23,089,810, respectively, caused mainly by the depreciation of the peso relative to the U.S. dollar, as well as the heavy tax burden applicable to PEMEX. In addition, PEMEX had a negative equity of Ps. 1,531,106,570 and Ps. 1,502,352,385 as of September 30, 2018 and December 31, 2017, respectively, and a negative working capital of Ps. 16,977,263 and Ps. 25,600,895, respectively.

PEMEX believes net cash flows from its operating and future financing activities, including its availability of lines of credit with certain banks, will be sufficient to meet its working capital needs, debt service and capital expenditure requirements and maintain its financial strength and flexibility.

PEMEX continues to implement actions and business strategies that enable it to operate competitively and efficiently and take advantage of benefits of the Energy Reform Decree, as further described below:

•

Plan for 2018 and 2019: The 2018 and 2019 actions set out certain objectives that PEMEX expects to achieve to improve cash flows, reduce net indebtedness, strengthen its financial balance, reduce financial losses in its national refining system and plan for continued cost-cutting and administrative discipline, as well as the establishment of additional strategic alliances and partnerships, including an intensive farm-out program. These actions that PEMEX intends to follow through its Subsidiary Entities are explained as follows:

•

Pemex Exploration and Production will continue to focus its investments on the most profitable projects, as well as on farm-outs and other partnerships aimed at increasing hydrocarbon operation and production together with the discovery of crude oil and gas. Additionally Pemex Exploration and Production will focus its efforts on the following strategies: (1) establishing a model of exploration that allows it to achieve the objective of incorporating and increasing proved reserves; (2) developing a master plan for the development of shales; (3) containing and reversing declines in the production of wells through reactivation and maintenance activities performed on closed wells through integrated services; (4) continuing with farm-outs to develop complex fields and leverage third-party resources; (5) establishing schemes, including strategic partnerships and alliances, to attract additional investment; (6) increasing revenues from hydrocarbons trading; and (7) strengthening operational efficiency and cost control.

•

Pemex Industrial Transformation continues working in 2018 to perform reconfiguration and auxiliary services for its refineries and to focus on the following strategies: (1) keeping its facilities safe and reliable, (2) improving the financial balance, (3) maintaining a market share in Mexico of over 65%; and (4) eliminating debts, which will help to improve its refining margin.

•

Pemex Logistics received approval from the Comisión Reguladora de Energía (the Energy Regulatory Commission or “ERC”) to participate in Phase 2 of the Open Season, which will provide profitable and competitive services to multiple customers for pipeline transportation and an oil storage system.

•

PEMEX’s business plan also describes its goal to increase the profitability of Pemex Fertilizers, Pemex Ethylene and Pemex Drilling and Services through service contracts and partnerships for the modernization of their facilities and the maximization and reactivation of the production of goods and services through strategic alliances.

In addition, PEMEX also continues to take certain specific measures to improve its financial position, including the following:

•

Pension Reform. As of January 1, 2016, new employees are entitled to receive a defined contribution pension plan, pursuant to which both PEMEX and its employees contribute to each employee’s individual account, in contrast to the existing defined benefit pension plan, pursuant to which only PEMEX contributes. Additionally, in August 2017, PEMEX began the process of inviting existing employees to migrate from a defined benefit plan to a defined contribution plan, which will allow Pemex to decrease its employee benefits service cost and its employee benefits liability.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

•	Asset Sales. PEMEX continues to evaluate the divestiture of non-essential assets to obtain working capital and to focus on those activities considered as the most profitable.

•

Decreased Debt Financing. PEMEX will continue developing liability management transactions in accordance with market conditions and in order to improve its financial profile, with longer due dates and better interest rates. As a result of this strategy, Standard & Poor’s and Fitch increased PEMEX’s ratings outlook from negative to stable.

•

The consolidated annual budget of Petróleos Mexicanos and its Subsidiary Entities for 2018 is approximately Ps. 391,946,000, a 1.7% increase as compared to the Ps. 385,211,257 consolidated annual adjusted budget for 2017.

•	Since 2017, PEMEX entered into a crude oil hedge program to partially protect its cash flows from decreases in the price of Mexican crude oil.

PEMEX is currently evaluating its new business plan in light of the recent announcements by the Mexican Government in connection with the energy sector in Mexico, and PEMEX intends to continue taking actions to improve its results of operation, capital expenditures plans and financial condition.

Petróleos Mexicanos and its Subsidiary Entities are not subject to the Ley de Concursos Mercantiles (the Bankruptcy Law) and none of PEMEX’s existing financing agreements include any clause that could lead to the demand for immediate payment of the respective debt due to having negative equity.

PEMEX prepared its unaudited condensed consolidated interim financial statements as of September 30, 2018 and December 31, 2017 on a going concern basis. There are certain conditions that have generated material uncertainty and substantial doubts concerning the entity’s ability to continue operating, including recurring net losses, negative working capital and negative equity. These financial statements do not contain any adjustments that would be required if they were not prepared on a going concern basis.

c.    Functional and reporting currency and translation of foreign currency operations

These unaudited condensed consolidated interim financial statements are presented in Mexican pesos, which is both PEMEX’s functional currency and reporting currency, due to the following:

i.	the economic environment in which PEMEX operates is Mexico, where the legal currency is the Mexican peso;

ii.

Petróleos Mexicanos and its Subsidiary Entities have budgetary autonomy, subject only to maintaining the financial balance (the difference between income and total net spending, including the financial cost of the public debt of the Mexican Government and the entities directly controlled by the Mexican Government) and the spending cap of personnel services proposed by SHCP and approved by the Mexican Congress, in Mexican pesos.

iii.

As of September 30, 2018, and December 2017, the employee benefits provision was approximately 36% and 35% of PEMEX’s total liabilities, respectively. This provision is computed, denominated and payable in Mexican pesos; and

iv.	cash flows for payment of general expenses, taxes and duties are realized in Mexican pesos.

Although the sales prices of several products are based on international U.S. dollar-indices, final domestic selling prices are governed by the economic and financial policies established by the Mexican Government. Accordingly, cash flows from domestic sales are generated and received in Mexican pesos.

Mexico’s monetary policy regulator, the Banco de México, requires that Mexican Government entities other than financial entities sell their foreign currency to the Banco de México in accordance with its terms, receiving Mexican pesos in exchange, which is the currency of legal tender in Mexico.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Translation of unaudited condensed consolidated interim financial statements of foreign operations

The financial statements of foreign subsidiaries and associates are translated into the reporting currency by first identifying if the functional currency is different from the currency for recording the foreign operations, and, if so, the recording currency is translated into the functional currency and then into the reporting currency using the year-end exchange rate of each period for assets and liabilities reported in the consolidated statements of financial position; the historical exchange rate at the date of the transaction for equity items; and the weighted average exchange rate of the year for income and expenses reported in the statement of comprehensive income.

d.	Terms definition

References in these unaudited condensed consolidated interim financial statements and the related notes to “pesos” or “Ps.” refers to Mexican pesos, “U.S. dollars” or “US$” refers to dollars of the United States of America, “yen” or “¥” refers to Japanese yen, “euro” or “€” refers to the legal currency of the European Economic and Monetary Union, “Pounds sterling” or “£” refers to the legal currency of the United Kingdom, “Swiss francs” or “CHF” refers to the legal currency of the Swiss Confederation, “Canadian dollars” or “CAD” refers to the legal currency of Canada and “Australian dollars” or “AUD” refers to the legal currency of Australia. Figures in all currencies are presented in thousands of the relevant currency unit, except exchange rates and product and share.

NOTE 3. USE OF JUDGEMENTS AND ESTIMATES

In preparing these interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements, except for new significant judgements and key sources of estimation uncertainty related to the application of IFRS 15 and IFRS 9, which are described below.

Measurement of fair values

PEMEX has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to PEMEX audit committee.

When measuring the fair value of an asset or a liability, PEMEX uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

PEMEX recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair values is included in Note 18.

NOTE 4. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the accounting policies applied in these unaudited condensed consolidated interim financial statements are the same as those applied in the consolidated financial statements as at and for the year ended 31 December 2017.

PEMEX has initially adopted IFRS 15 and IFRS 9 from 1 January 2018. A number of other new standards are effective from 1 January 2018, but they do not have a material effect on these unaudited condensed consolidated interim financial statements.

The changes in accounting policies are:

•	IFRS 15

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs and IFRIC 15 Agreements for the Construction of Real Estate.

PEMEX adopted IFRS 15 with the retrospectively cumulative transition method (not completed contracts) at January 1, 2018. Under this transition method, comparative information has not been restated and it is presented under IAS 18, IAS 11 and related interpretations. As of January 1, 2018, no significant uncompleted contracts were identified, so there was no impact on the unaudited condensed consolidated interim financial statements due to the initial adoption of the standard.

Under IFRS 15, revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. PEMEX recognizes revenue when it transfers control over a product or service to a costumer.

In the case of comparative periods, revenue was measured at the fair value of the consideration received or receivable. Revenue from the sale of goods was recognized when the significant risks and rewards of ownership had been transferred to the customer, recovery of the consideration was probable, the associated costs and possible return of goods could be estimated reliably. Revenue from rendering of services was recognized in proportion to the stage of completion of the work performed at the reporting date.

The details of the main impacts generated by the adoption of IFRS 15 are the following:

a.	Nature of revenues of products and services

Following, it is mentioned a description of the nature, deliver timing, significant payment clauses of PEMEX’s main revenues.

•	Crude oil sales

Nature, performance obligations and timing of revenue recognition

Sales of crude oil in the national and international market are approximately 43% and 50%, respectively. All sales are performed by the Free on Board International commercial term (“FOB” Incoterm); Therefore, transportation fees can be included in the price of sale of the product but are considered part of a single performance obligation since transportation is rendered before control is transferred.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

In the case of sales to the international market, revenue is recognized at a point in time when control of the crude oil has transferred to the customer, which occurs when the product is delivered at the shipping point.

Determination and allocation of the transaction price

The price of the product is determined based on a market components formula and with respect to the crude oil sold and in accordance with the provisions of the Hydrocarbon Trading Strategies Management.

For international market crude oil sales, revenue is recognized with a provisional price, which undergoes subsequent adjustments until the product has arrived at the destination port. In some cases, there may be a period of up to 2 months in determining the final sale price, when it comes to sales to the European market, the Middle East and Asia.

Crude oil sale contracts consider possible customer’s claims due to product quality, volume or delays in boarding, which are estimated in the price of the transaction.

Therefore, due to the implementation of IFRS 15, the main impacts on revenue recognition with respect to the previous year are as follows:

IFRS 15	IAS 18
For orders that have variations in price, revenue is adjusted on the closing date of each period. The subsequent variations in the fair value at the different reporting dates are recognized according to IFRS 9.	For orders that have variations in price, revenue was adjusted upon the product’s arrival at its final destination and the final price is defined.

Revenue is measured initially estimating the variable compensations such as quality and volume claims, delays in boarding etc.	A decrease in revenue was recognized when quality and volume claims, or other variable compensations were known.

•	Sale of Petroleum products

Nature, performance obligations and timing of revenue recognition

Refined products and their derivatives are sold within the national market. The Comisión Federal de Electricidad (Federal Electricity Commission, or “CFE”) purchases a significant portion of the fuel oil production, while Airports and Auxiliary Services purchases most of the jet fuel. The most important refined products are gasoline and diesel.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs either at the point of shipping or when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product but are considered part of a single performance obligation since transportation is rendered before control is transferred.

Determination and allocation of the transaction price

The price is determined based on the price at the point of delivery, adding the price of the services rendered (freight, handling of jet fuel, etc.) with the provisions and terms established by the Energy Regulatory Commission (ERC). There are penalties for delivery failures and/or payment obligations, as well as quality and volume claims, which are known days after the transaction.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Therefore, due to the implementation of IFRS 15, the main impacts on revenue recognition with respect to the previous year are as follows:

IFRS 15	IAS 18
For all petroleum products, there is only one performance obligation that includes transport and handling services to the point of delivery.	Transportation and handling services were recognized as a separate service income, on the basis of prices established in the service orders. However, service income was also recognized at the point of delivery.

Revenue is measured initially estimating the variable compensations such as quality and volume claims, etc.	A decrease in revenue was recognized at the time quality and volume claims, or other variable compensations were known.

•	Sales of natural gas

The sale of natural gas, liquefied petroleum gas, naphtha, butane, ethane and some other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives are mainly carried out in the domestic market.

Revenue is recognized at a point in time when control is transferred to the customer, which occurs when it is delivered at the customer’s facilities. Therefore, transportation fees can be included in the price of sale of the product but are considered part of a single performance obligation since transportation is rendered before control is transferred.

Determination and allocation of the transaction price

The transaction price is established at the time of sale, including the estimation of variable considerations such as capacity, penalties, extraordinary sales not included in contracts, adjustments for quality or volume claims, and incentives for the purchase of products; which are known days after the transaction.

Therefore, due to the implementation of IFRS 15, the main impacts on revenue recognition with respect to the previous year are as follows:

IFRS 15	IAS 18
There is only one performance obligation that includes transport and handling services to the point of delivery.	Natural gas supply, transportation and fuel capacity were considered as separate performance obligations. Sales of natural gas were recorded as sale of products while the amount charged to customers for transportation and fuel capacity was recognized as other revenue at the point of delivery.

Revenue is measured initially estimating the variable compensations as quality and volume claims, etc.	A decrease in revenue was recognized at the time quality and volume claims, or other variable compensations were known

•	IFRS 9

In July 2014, the IASB finalized the accounting reform of financial instruments and issued IFRS 9 which contains the requirements for, a) the classification and measurement of financial assets and liabilities, b) impairment methodology, and c) general information about hedge accounting. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement as of its effective date.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

PEMEX has adopted IFRS 9 Financial Instruments issued in July 2014 with a date of initial application of January 1, 2018.

The requirements of IFRS 9 represent a significant change from IAS 39 Financial Instruments: Recognition and Measurement.

The nature and effects of the key changes to PEMEX’s accounting policies resulting from its adoption of IFRS 9 are summarized below.

As a result of the adoption of IFRS 9, PEMEX adopted consequential amendments to IAS 1 Presentation of Financial Statements, which requires impairment of financial assets to be presented in a separate line item in the statement of profit or loss and OCI. Previously, PEMEX’s approach was to include the impairment of trade receivables in other expenses.

i.	Classification of financial assets and financial liabilities

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: measured at amortized cost, FVOCI and FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the previous IAS 39 categories of trading, held to maturity, loans and receivables and available for sale. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

With respect to financial liabilities, the current classification and measurement criteria under IAS 39 have been transferred to IFRS 9, including the criteria for using the fair value option. The only change contemplated by IFRS 9 in relation to financial liabilities is related to liabilities designated at FVTPL. Changes in the fair value of such financial liabilities attributable to changes in the entity’s own credit risk will be presented in OCI instead of in the period’s results. The adoption of IFRS 9 has not had a significant effect on PEMEX’s accounting policies for financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Financial assets are not reclassified subsequent to their initial recognition unless PEMEX changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt instrument is measured at FVTOCI only if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

On initial recognition of an equity investment that is not held for trading, PEMEX may irrevocably elect to present subsequent changes in fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI (as described above) are measured at FVTPL. This includes all derivative financial assets (see Note 18). On initial recognition, PEMEX may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as FVTPL, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial assets - Business model assessment

PEMEX makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice, which include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

•	how the performance of the portfolio is evaluated and reported to PEMEX management;

•	the risk that affects the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

•	how managers of the business are compensated (e.g., whether compensation is based on the fair value of the assets, managed or the contractual cash flows collected), and

•	the frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with PEMEX’s continuing recognition of the assets.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Financial Asset - Assessment whether contractual cash flows are solely payments of principal and interest.

For the purposes of this assessment, principal is defined as the fair value of the financial assets on initial recognition. Interest is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during period of time and for the basic lending risks and costs (e.g., liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, PEMEX considers the contractual terms of the instrument, which includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, PEMEX considers:

•	contingent events that would change the amount or timing of cash flows;

•	terms that may adjust the contractual coupon rate, including variable rate features;

•	prepayment and extension features; and

•	terms that limit PEMEX’s claim to cash flows from specified assets (for example, non-recourse features).

A prepayment feature is consistent solely with the payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

amount outstanding, which may include reasonable additional compensation for early termination of the contract. Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Financial assets – Subsequent measurement and gain and losses

Financial assets at FVTPL	Financial assets at FVTPL are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

ii.	Hedge accounting

PEMEX, as part of the initial adoption, selected accounting policy to continue applying the hedge accounting requirements of IAS 39, instead of those included in IFRS 9. PEMEX uses derivative financial instruments to hedge the risk exposure in foreign currency, interest rate and the price of its products. However, these contracts are not accounted as designated hedging instruments. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and after initial recognition are measured again at fair value. Derivatives are accounted for as financial assets when the fair value is positive and as a financial liability when the fair value is negative. Any gain or loss arising from changes in the fair value of the derivatives is recognized directly in the income statement. This policy applies to the comparative information presented in 2018 and 2017.

iii.	Impairment of financial assets

IFRS 9 replaces the “incurred loss” model in IAS 39 with an “expected credit loss” (ECL) model. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

Financial instruments and contract assets

PEMEX recognizes loss allowances for Estimated Credit Losses (“ECLs”) on:

•	financial assets measured at amortized cost;

•	debt investments measured at FVOCI; and

•	contract assets (as defined in IFRS 15).

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

PEMEX measures loss allowances at an amount equal to lifetime ECL, except for the following, which are measured as 12-month ECLs:

•	debt securities that are determined to have low credit risk at the reporting date; and

•

other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECL.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECL, PEMEX considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on PEMEX’s historical experience and informed credit assessment which includes forward-looking information.

PEMEX assumes that the credit risk on a financial asset has increased significantly if it does not comply with the terms established in the contract.

PEMEX considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to PEMEX in full, without recourse by PEMEX to actions such as realizing security (if any is held).

PEMEX considers that a debt instrument has a low credit risk, when its credit rating is classified as ‘investment grade’. The investment grade classification is based on [minimum] credit ratings of Baa3 (Moody’s) and BBB- (S & P and Fitch), as well as its equivalent in other rating agencies

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which PEMEX is exposed to credit risk.

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses.

Credit losses are measured as the present value of all cash shortfalls (for example, the difference between the cash flows due to the entity in accordance with the contract and the cash flows that PEMEX expects to receive).

ECLs are discounted at the effective interest rate of the financial asset.

Credit-impaired financial assets

At each reporting date, PEMEX assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the borrower or issuer;

•	a breach of contract such as a default or being more than 90 days past due;

•	the restructuring of a loan or advance by PEMEX on terms that it would not consider otherwise;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of allowance for ECL in the unaudited condensed consolidated interim statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

For debt securities at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI.

Write-off

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when PEMEX determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with PEMEX’s procedures for recovery of amounts due.

iv.	Transition

PEMEX has defined January 1, 2018 as the initial date of adoption of IFRS 9 and according to the transitional standard in IFRS 9, PEMEX will not restate previous periods for comparison purposes and any difference that may arise as a result of the adoption of IFRS 9 between the previous carrying amount and the carrying amount at the beginning of the reporting period shall be recognized in accumulated results over the opening initial period.

Classification and measurement

The following table explain the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of PEMEX’s financial assets as at 1 January 2018.

Financial Assets	Classification IAS 39	Classification IFRS 9	Carrying amount IAS 39		Carrying amount IFRS 9
Cash and equivalents	Loans and receivables	FVTPL	Ps.	97,851,754	Ps.	97,851,754
Account receivables short term – net	Loans and receivables	Amortized Cost		170,645,234		(a) 170,670,191
Equity instruments	Financial assets available for sale	FVTOCI		1,056,918		1,056,918
Derivative financial instrument	FVTPL	FVTPL		30,113,454		30,113,454
Account receivables long term – net	Loans and receivables	Amortized Cost		148,492,909		(a) 148,492,909
	Total financial assets		Ps.	448,160,269	Ps.	448,185,226

(a)	Short-term accounts receivable as of January 1, 2018 were adjusted for impairment under IFRS 9, for Ps. 24,957.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Impairment

PEMEX has concluded that the financial assets most affected by the impairment estimate under the expected credit loss model will be its accounts receivables, in relation to PEMEX’s holding of the long-term notes issued by the Mexican Government. The evaluation of the possible impairment of the notes was made using the general approach for calculating impairment of the notes was made using the general approach for calculating impairment contemplated under IFRS 9.

PEMEX considers it probable that impairment losses increase and present more volatility for instruments under the new methodology of expected credit losses. Furthermore, PEMEX considers that most of its accounts receivable are short-term without a significant financial component, so the simplified approach will be applied.

PEMEX considers that the application of the impairment requirements of IFRS 9 as of December 31, 2017 did not significantly impact the reserves as of January 1, 2018. The adjustment as of January 1, 2018 of the reserves of financial assets in comparison with impairment losses incurred under IAS 39 was approximately Ps. 24,957.

a.	New IFRS not yet adopted

The IASB issued amendments and new IFRS that are not effective as of the issuance date of these unaudited condensed consolidated interim financial statements but could have effect in subsequent PEMEX’s financial information.

The new standards will be effective for periods beginning in 2019.

a) IFRS 16, “Leases” (“IFRS 16”)

In January 2016, the IASB published a new accounting standard IFRS 16, which replaces IAS 17, “Leases and Guide interpretations.”

The main changes from the previous standard are:

•	IFRS 16 provides a comprehensive model for the identification of the lease arrangements and their treatment in the financial statements of both lessees and lessors;

•

the new standard applies a control model to the identification of leases, distinguishing between leases and service contracts on the basis of whether there is an identified asset controlled by the customer;

•

the distinction between financial and operating leasing is removed, therefore, the assets and liabilities are recognized in respect of all leases, with some exceptions for short-term leases and leases of low-value assets; and

•	the standard does not include significant changes to the requirements for accounting by lessors.

The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that have also adopted IFRS 15, “Revenue from Contracts with Customers.”

PEMEX has established a multidisciplinary working group with the objective to adapt its processes to the new standard in the following phases: (i) training, (ii) obtaining information, (iii) diagnostic, (iv) determination of initial adjustments and (v) integration of change. As of the date of these consolidated financial statements, the training phase for the accounting staff is complete and PEMEX is in the process of analyzing leasing contracts in order to determine necessary changes to its procedures and reports. PEMEX has not determined the impact of IFRS 16 on its net income (loss) for the year. PEMEX estimates that it will conclude the implementation of IFRS 16 in February 2019.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

b) IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB published a new accounting interpretation to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

In order to make these tax assessments, an entity must consider whether it is probable that the relevant taxing authority will accept each tax treatment, or group of tax treatments, that the entity has used or plans to use in its next income tax filing:

•

If the entity concludes that it is probable that a particular tax treatment will be accepted by the relevant taxing authority, that entity must determine taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment included in its income tax filings.

•

If the entity concludes that it is not probable that a particular tax treatment is accepted by the relevant taxing authority, the entity must use the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. That calculation should be based on which method provides better predictions of the resolution of the uncertainty.

IFRIC 23 is effective for annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted.

PEMEX is in the process of evaluating the impact that this standard will have on its consolidated financial statements.

c) Annual improvements – 2015-2017 Cycle

In December 2017, the IASB published “the Annual Improvements to the IFRS of the 2015-2017 Cycle” through which it clarifies the following IFRS:

•	IFRS 3 Business Combinations

IFRS 3 Business Combinations clarifies how an entity should recognize an increase of its interest in a joint operation:

•

When a party to a joint arrangement obtains control of a business that was a part of that joint arrangement, and where that party had assumed a portion of the rights to the assets and obligations to the liabilities of that business prior to the acquisition date, the acquisition will be considered a business combination that is achieved in stages. The acquiring entity must therefore apply the requirements for a business combination achieved in stages, including by measuring its previously held interest in the joint arrangement.

•

When a party participates in, but does not share in the control of a joint operation, and subsequently takes joint control of that joint operation, this will constitute the acquisition of a business and previously held interest in the joint operation are not measured.

•	IAS 12 Income Tax

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

All income tax consequence of dividends (including payments on financial instruments classified as equity) are recognized consistently with the transactions that generated the distributable profits (i.e., in profit or loss, OCI or equity basis).

•	IAS 23 Borrowing Costs

With respect to the treatment of costs for loans subject to capitalization:

•

To the extent that an entity borrows funds generally and uses them for the purpose of obtaining a qualifying asset, that entity shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to all borrowings of the entity that are outstanding during the period.

•

However, an entity shall exclude from this calculation borrowing cost applicable to borrowing made specifically for the purpose of obtaining a qualifying asset until substantially all the activities necessary to prepare that asset for its intended used or sale are complete.

The amount of borrowing costs that an entity capitalizes during a period shall not exceed the amount of borrowing costs it incurred during that period.

The amendments are effective for annual periods beginning on or after January 1, 2019.

PEMEX is in the process of evaluating the impact that these amendments will have on its consolidated financial statements.

b.	Reclassifications

In order to provide a better presentation in current assets the following amounts in the consolidated financial statements as of December 31, 2017 were reclassified to short-term notes receivable, as follows:

	2017
Line item	As previously (reported)		Reclassification		Following Reclassification
Account receivable, net	Ps.	170,645,234	Ps.	2,522,206	Ps.	168,123,028
Short-term notes receivable		—		2,522,206		2,522,206

NOTE 5. SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES

As of September 30, 2018, the Subsidiary Entities consolidated in these financial statements include Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics, Pemex Fertilizers and Pemex Ethylene.

The consolidated Subsidiary Companies are as follows:

•	P.M.I. Marine, DAC. (PMI Mar) (i)

•	P.M.I. Services, B.V. (PMI SHO) (i)

•	P.M.I. Holdings, B.V. (PMI HBV) (i)(vi)

•	P.M.I. Trading, Ltd. (PMI Trading) (i)

•	PEMEX Internacional España, S. A. (PMI SES) (i)(iv)

•	P.M.I. Holdings Petróleos España, S. L. (HPE) (i)

•	P.M.I. Services North America, Inc. (PMI SUS) (i)

•	P.M.I. Holdings North America, Inc. (PMI HNA) (i)(v)

•	P.M.I. Norteamérica, S. A. de C. V. (PMI NASA) (i)

•	P.M.I. Comercio Internacional, S. A. de C. V. (PMI CIM) (i)(ii)

•	PMI Field Management Resources, S. L. (FMR) (i)(vii)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

•	PMI Campos Maduros SANMA, S. de R. L. de C. V. (SANMA) (i)

•	Pro-Agroindustria, S. A. de C. V. (AGRO)

•	PMI Azufre Industrial, S. A. de C. V. (PMI AZIND) (i)(ix)

•	PMI Infraestructura de Desarrollo, S. A. de C. V. (PMI ID) (i)

•	PMI Cinturón Transoceánico Gas Natural, S. A. de C. V. (PMI CT) (i)

•	PMI Transoceánico Gas LP, S. A. de C. V. (PMI TG) (i)

•	PMI Servicios Portuarios Transoceánicos, S. A. de C. V. (PMI SP)

•	PMI Midstream del Centro, S. A. de C. V. (PMI MC) (i)

•	PEMEX Procurement International, Inc. (PPI)

•	Hijos de J. Barreras, S. A. (HJ BARRERAS) (ii)

•	PEMEX Finance, Ltd. (FIN) (ii)

•	Mex Gas Internacional, S. L. (MGAS)

•	Pemex Desarrollo e Inversión Inmobiliaria, S. A. de C. V. (PDII)

•	Kot Insurance Company, AG. (KOT)

•	PPQ Cadena Productiva, S.L. (PPQCP)

•	III Servicios, S. A. de C. V. (III Servicios)

•	PMI Ducto de Juárez, S. de R.L. de C.V. (PMI DJ)(i)(iii)

•	PMX Cogeneración Internacional, S.L. (MG COG) (iv)(vi)(viii)

•	PMX Cogeneración S.A.P.I. de C.V. (PMX COG)(iv) (viii)

•	PMX Fertilizantes Holding, S.A de C.V. (PMX FH) (iv)

•	PMX Fertilizantes Pacífico, S.A. de C.V. (PMX FP) (iv)

•	Grupo Fertinal (GP FER) (iv)

•	Compañía Mexicana de Exploraciones, S.A. de C.V. (COMESA)(v)

•	P.M.I Trading Mexico, S.A. de C.V. (TRDMX) (iii)

•	Holdings Holanda Services, B.V. (HHS) (vi)

i.	Member Company of the “PMI Subsidiaries”.

ii.	Non-controlling interest company.

iii.	As of January 2017, this company started operations and was included in the consolidated financial statements of PEMEX.

iv.	As of February 2017, this company merged with HPE.

v.	As of June 2017, this company merged with SUS.

vi.	As of October 2017, PMI HBV was divided, and HHS was created and included in the consolidated financial statements of PEMEX.

vii.	This company was liquidated.

viii.	As of December 2017, PEMEX acquired shares in these companies and they were included in the consolidated financial statements of PEMEX.

ix.	As of August 2018, this company was consolidated by MGAS.

NOTE 6. SEGMENT FINANCIAL INFORMATION

PEMEX’s primary business is the exploration and production of crude oil and natural gas, as well as the production, processing, marketing and distribution of petroleum and petrochemical products. After the Corporate Reorganization, PEMEX’s operations have been conducted through nine business segments: exploration and production, industrial transformation, cogeneration and services (liquidated entity, Note 1), drilling and services, logistics, ethylene, fertilizers, the Trading Companies and corporate and other operating subsidiary companies. Due to PEMEX’s structure, there are significant quantities of inter-segment sales among the reporting segments, which are made at internal transfer prices established by PEMEX reflecting international market prices.

The primary sources of revenue for PEMEX’s business segments are as described below:

•

The exploration and production segment earns revenues from domestic sales of crude oil and natural gas, and from exporting crude oil through certain of the Trading Companies. Export sales are made through PMI CIM to approximately 32 major customers in various foreign markets. Approximately half of PEMEX’s crude oil is sold to Pemex Industrial Transformation.

•

The industrial transformation segment earns revenues from sales of refined petroleum products and derivatives, mainly to third parties within the domestic market. This segment also sells a significant portion of the fuel oil it produces to the Comisión Federal de Electricidad (Federal Electricity

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Commission, or “CFE”) and a significant portion of jet fuel produced to Aeropuertos y Servicios Auxiliares (the Airports and Auxiliary Services Agency). The refining segment’s most important products are different types of gasoline and diesel.

The industrial transformation segment also earns revenues from domestic sources generated by sales of natural gas, liquefied petroleum gas, naphtha, butane and ethane and certain other petrochemicals such as methane derivatives, ethane derivatives, aromatics and derivatives.

•

The cogeneration segment receives income from the cogeneration, supply and sale of electricity and thermal energy, and it also provides technical and management activities associated with these services. This entity was liquidated in July 2018 (see Note 1).

•	The drilling segment receives income from drilling services, and servicing and repairing wells.

•

The logistics segment earns income from transportation and storage of crude oil, petroleum products and petrochemicals, as well as related services, which it provides by employing pipelines and offshore and onshore resources, and from providing services related to the maintenance, handling, guarding and management of these products.

•	The ethylene segment earns revenues from the distribution and trade of methane, ethane and propylene in the domestic market.

•	The fertilizers segment earns revenues from trading ammonia, fertilizers and its derivatives, mostly in the domestic market.

•

The trading companies segment, which consist of PMI CIM, PMI NASA, PMI Trading and MGAS (the “Trading Companies”), earn revenues from trading crude oil, natural gas and petroleum and petrochemical products in international markets.

•

The segment related to corporate and other operating Subsidiary Companies provides administrative, financing, consulting and logistical services, as well as economic, tax and legal advice and re-insurance services to PEMEX’s entities and companies.

The following tables present the condensed financial information of these segments, after elimination of unrealized intersegment gain (loss), and include only select line items. As a result, the line items presented below may not total. These reporting segments are those which PEMEX’s management evaluates in its analysis of PEMEX and on which it bases its decision-making.

As of/for the nine month periods ended September 30, 2018	Exploration and Production		Industrial Transformation	Cogeneration and Services (1)	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	363,377,944	728,620,859	—	—	—	2,156,957	9,845,421	154,253,151	8,245,018	—	Ps.	1,266,499,350
Intersegment		300,457,048	131,341,615	—	2,664,841	48,396,108	17,078	1,190,895	474,383,797	84,866,654	(1,043,318,036)		—
Services income		12,870	452,100		38,064	3,624,911	3,190	9,328	59,604	2,019,123	—		6,219,190
Impairment of wells pipe-lines, properties, plant and equipment		(10,278,393)	(20,766,081)	—	—	41,087,532	2,154,017	—	1,719,626	—	—		13,916,701
Cost of sales		300,819,010	837,598,032	—	(69,570)	28,143,544	3,271,984	10,977,621	616,127,710	41,182,147	(963,156,934)		874,893,544

Gross income (loss)		373,307,245	43,582,623	—	2,772,475	(17,210,057)	(3,248,776)	68,023	10,849,216	53,948,648	(80,161,102)		383,908,295
Operating expenses		(42,559,710)	(52,727,639)	1,788	(1,528,877)	(33,097,856)	(745,422)	(1,221,844)	(866,521)	(50,423,359)	80,551,308		(102,618,132)

Operating income		330,747,535	(9,145,016)	1,788	1,243,598	(50,307,913)	(3,994,198)	(1,153,821)	9,982,695	3,525,289	390,206		281,290,163
Financial cost		(32,769,684)	5,207,475	1	(318,842)	936,050	(342,894)	(34,961)	(3,413,110)	(48,560,786)	(390,206)		(79,686,957)
Foreign exchange income (loss)		93,778,474	179,832	—	269,814	112,307	39,044	(1,892)	992,863	1,850,218	—		97,220,660
Profit sharing in joint ventures and associates		67,921	—	—	—	(892)	—	—	1,724,503	29,040,853	(28,595,092)		2,237,293
Taxes, duties and other		332,541,527	—	—	(50,014)	(14,037,132)	—	—	3,860,754	1,835,834	—		324,150,969

Net (loss) income		59,282,719	(3,757,709)	1,789	1,244,584	(35,223,316)	(4,298,048)	(1,190,674)	5,426,197	(15,980,260)	(28,595,092)		(23,089,810)

Total current assets		1,055,273,849	253,848,006	—	9,905,548	35,437,576	2,499,358	4,831,333	161,930,946	516,180,814	(1,659,862,116)		380,045,314
Total non-current assets		972,435,067	302,732,849	—	17,528,539	112,651,002	3,944,925	18,537,129	27,614,798	1,558,284,291	(1,315,349,603)		1,698,378,997
Total current liabilities		262,658,489	145,583,005	—	2,879,015	35,968,371	8,222,357	3,601,402	112,330,868	1,480,232,498	(1,654,453,428)		397,022,577
Total long-term liabilities		2,223,364,331	634,513,910	—	10,782,060	10,677,802	147,975	148,425	4,689,389	2,095,604,377	(1,767,419,965)		3,212,508,304
Total equity (déficit), net		(458,313,904)	(223,516,060)	—	13,773,012	101,442,405	(1,926,049)	19,618,635	72,525,487	(1,501,371,770)	446,661,674		(1,531,106,570)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

As of/for the three month periods ended September 30, 2018	Exploration and Production		Industrial Transformation	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	127,688,479	246,930,077	—	—	382,983	3,281,976	52,700,283	6,233,000	—	Ps.	437,216,798
Intersegment		86,554,353	45,605,037	451,968	16,376,958	(1,029,309)	486,063	150,383,946	36,090,489	(334,919,505)		—
Services income		12,870	89,137	12,908	1,135,474	1,242	3,750	23,783	652,536	—		1,931,700
Impairment of wells pipe-lines, properties, plant and equipment		26,433,010	(12,963,016)	—	41,087,532	1	—	1,719,626	—	—		56,277,153
Cost of sales		90,717,107	273,735,190	(1,130,422)	7,975,742	(139,801)	3,624,319	198,955,789	16,275,359	(296,095,260)		293,918,023

Gross income (loss)		97,105,585	31,852,077	1,595,298	(31,550,842)	(505,284)	147,470	2,432,597	26,700,666	(38,824,245)		88,953,322
Operating expenses		(19,176,000)	(22,446,918)	756,242	(14,265,817)	(349,161)	(580,775)	(163,980)	(17,707,910)	38,992,465		(34,941,854)

Operating income		77,929,585	9,405,159	2,351,540	(45,816,659)	(854,445)	(433,305)	2,268,617	8,992,756	168,220		54,011,468
Financial cost		(6,952,041)	1,334,218	(80,027)	467,529	(156,169)	(21,131)	(1,388,776)	(17,426,186)	(168,220)		(24,390,803)
Foreign exchange income (loss)		85,051,415	1,779,035	304,017	211,167	49,522	8,586	727,636	6,583,965	—		94,715,343
Profit sharing in joint ventures and associates		7,826	—	—	(339)	—	—	1,292,410	34,308,999	(34,219,739)		1,389,157
Taxes, duties and other		105,998,438	—	361,164	(7,910,614)	—	—	(4,640)	510,232	—		98,954,580

Net (loss) income		50,038,347	12,518,412	2,214,366	(37,227,688)	(961,092)	(445,850)	2,904,527	31,949,302	(34,219,739)		26,770,585

For the nine month periods ended September 30, 2017	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	—	627,486,206	—	—	—	2,990,138	9,279,250	348,691,470	2,379,550	—	Ps.	990,826,614
Intersegment		550,818,311	93,834,292	74,327	2,717,352	55,592,635	316,360	1,250,763	376,103,647	54,263,340	(1,134,971,027)		—
Services income		—	4,547,816	336,111	29,856	2,634,699	1,994	22,529	561,547	751,772	(678,128)		8,208,196
Impairment of wells pipe-lines, properties, plant and equipment		41,275,674	(5,974,837)		1,180,514								36,481,351
Cost of sales		267,127,864	739,329,075	434,976	556,678	32,753,575	4,225,596	10,397,625	715,258,690	21,730,738	(1,093,908,005)		697,906,812

Gross income (loss)		242,414,773	(7,485,924)	(24,538)	1,010,016	25,473,759	(917,104)	154,917	10,097,974	35,663,924	(41,741,150)		264,646,647
Operating expenses		29,036,001	47,779,221	37,426	853,341	5,074,737	673,120	1,030,483	892,919	47,138,906	(41,721,764)		90,794,390

Operating income		213,378,772	(55,265,145)	(61,964)	156,675	20,399,022	(1,590,224)	(875,566)	9,205,055	(11,474,982)	(19,386)		173,852,257
Financial cost		374,914	6,757,391	(17,861)	(575,187)	763,213	(134,654)	6,828	(391,084)	(46,978,883)	(39,350)		(40,234,673)
Foreign exchange income (loss)		148,164,335	11,265,087		725,657	906,515	14,794	(6,836)	(32,393)	13,199,461			174,236,620
Profit sharing in joint ventures and associates		(59,682)	17,749						8,189	63,696,844	(63,551,032)		112,068
Taxes, duties and other		284,118,045	—	—	(191,963)	3,558,015	—	—	1,333,403	240,750	—		289,058,250

Net (loss) income		77,740,294	(37,224,918)	(79,825)	499,108	18,510,735	(1,710,084)	(875,574)	7,456,364	18,201,690	(63,609,768)		18,908,022

For the three month periods ended September 30, 2017	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Sales:
Trade	Ps.	—	208,777,687	—	—	—	699,263	3,166,712	113,927,812	740,879	—	Ps.	327,312,353
Intersegment		163,496,030	25,936,902	53,531	1,050,954	9,951,484	265,060	300,694	127,900,603	21,074,181	(350,029,439)		—
Services income		—	1,494,686	296,870	17,004	859,961	506	6,478	178,892	163,354	(230,661)		2,787,090
Impairment of wells pipe-lines, properties, plant and equipment		35,932,040	(1,996,988)		(855,111)								33,079,941
Cost of sales		82,743,016	224,430,716	364,771	(63,232)	11,145,893	1,533,474	3,478,824	238,932,106	9,967,906	(337,356,194)		235,177,280

Gross income (loss)		44,820,974	13,775,547	(14,370)	1,986,301	(334,448)	(568,645)	(4,940)	3,075,201	12,010,508	(12,903,906)		61,842,222
Operating expenses		16,099,830	14,779,431	16,176	269,150	1,481,422	206,679	280,989	(5,921,493)	17,738,772	(12,678,522)		32,272,434

Operating income		28,721,144	(1,003,884)	(30,546)	1,717,151	(1,815,870)	(775,324)	(285,929)	8,996,694	(5,728,264)	(225,384)		29,569,788
Financial cost		(3,701,341)	2,437,531	(6,329)	(178,672)	422,357	(57,795)	5,566	(700,874)	(16,473,503)	(3,320)		(18,256,380)
Foreign exchange income (loss)		(25,768,802)	(901,959)		(174,309)	149,243	(3,162)	(2,894)	41,794	(1,766,034)			(28,426,123)
Profit sharing in joint ventures and associates		(90,551)	8,851						(672,885)	(80,182,107)	80,173,806		(762,886)
Taxes, duties and other		85,835,713	—	—	(191,963)	(1,305,286)	—	—	(803,084)	396,746	—		83,932,126

Net (loss) income		(86,675,263)	540,539	(36,875)	1,556,133	61,016	(836,281)	(283,257)	8,467,813	(104,546,654)	79,945,102		(101,807,727)

As of December 31, 2017	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Intersegment eliminations	Total
Total current assets	Ps.	1,036,063,541	570,380,888	179,807	6,871,148	49,391,784	3,155,476	3,994,381	158,414,445	506,187,594	(1,971,112,774)	Ps.	363,526,290
Total non-current assets		1,021,972,864	286,815,418	—	19,349,600	142,504,209	5,767,980	19,147,664	28,394,454	1,605,553,141	(1,361,029,506)		1,768,475,824
Total current liabilities		284,656,058	459,130,165	531,580	2,201,936	44,521,371	6,455,246	2,183,654	112,046,527	1,439,097,882	(1,961,697,234)		389,127,185
Total long-term liabilities		2,285,756,340	617,978,583	—	11,684,488	12,184,880	100,804	125,236	4,796,354	2,148,891,090	(1,836,290,461)		3,245,227,314
Total equity (déficit), net		(512,375,993)	(219,912,442)	(351,773)	12,334,324	135,189,742	2,367,406	20,833,155	69,966,018	(1,476,248,237)	465,845,415		(1,502,352,385)

PEMEX’s management measures the performance of the segments based on operating income and net segment income before elimination of unrealized intersegment gain (loss), as well as by analyzing the impact of the results of each segment in the unaudited condensed consolidated interim financial statements. For certain of the items in these unaudited condensed consolidated interim financial statements to agree with the individual

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

financial statements of the operating segments, they must be reconciled. The tables below present the financial information of PEMEX’s operating segments, before intersegment eliminations:

As of/for the nine month periods ended September 30, 2018	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps.	687,744,927	860,843,364	—	6,004,284	52,021,019	2,177,225	11,045,644	628,696,552	95,130,795
Less unrealized intersegment sales		(23,897,065)	(428,790)	—	(3,301,379)	—	—	—	—	—

Total consolidated sales	Ps.	663,847,862	860,414,574	—	2,702,905	52,021,019	2,177,225	11,045,644	628,696,552	95,130,795

Operating income (loss):
By segment	Ps.	332,235,117	(8,993,303)	1,788	2,101,915	(80,127,189)	(4,260,923)	(2,084,282)	10,350,548	3,525,289
Less unrealized intersegment sales		(23,897,065)	(428,790)	—	(3,301,379)	—	—	—	—	—
Less unrealized gain due to production cost valuation of inventory		(654,590)	277,077	—	2,027,406	—	—	—	(367,853)	—
Less capitalized refined products		(922,228)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest		89,236	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		23,897,065	—	—	415,656	29,819,276	266,725	930,461	—	—

Total consolidated operating income (loss)	Ps.	330,747,535	(9,145,016)	1,788	1,243,598	(50,307,913)	(3,994,198)	(1,153,821)	9,982,695	3,525,289

Net income (loss):
By segment	Ps.	60,561,041	(2,515,694)	1,789	1,851,444	(57,141,340)	(4,576,329)	972,168	5,794,050	(15,980,260)
Less unrealized intersegment sales		(23,897,065)	(428,790)	—	(3,301,379)	—	—	—	—	—
Less unrealized gain due to production cost valuation of inventory		(654,590)	277,077	—	2,027,406	—	—	—	(367,853)	—
Less capitalized refined products		(922,228)	—	—	—	—	—	—	—	—
Less equity method elimination		209,260	(1,090,302)	—	—	310	11,556	(3,093,303)	—	—
Less amortization of capitalized interest		89,236	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		23,897,065	—	—	667,113	21,917,714	266,725	930,461	—	—

Total consolidated net (loss) income	Ps.	59,282,719	(3,757,709)	1,789	1,244,584	(35,223,316)	(4,298,048)	(1,190,674)	5,426,197	(15,980,260)

Assets: By segment	Ps.	2,055,507,131	614,727,606	—	29,448,797	209,903,055	8,536,664	34,909,702	199,025,229	2,074,465,105
Less unrealized intersegment sales		1,311,530	(5,818,767)	—	—	7,183	(26,886)	(5,303)	(408,059)	—
Less unrealized gain due to production cost valuation of inventory		(4,312,122)	(42,102,152)	—	—	—	—	—	(7,949,907)	—
Less capitalized refined products		(922,228)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets		(23,414,267)	—	—	(2,014,710)	(61,734,985)	(1,890,927)	(8,592,225)	(424,849)	—
Less equity method for unrealized profits		(550,364)	(10,233,955)	—	—	(86,675)	(174,568)	(2,943,712)	(696,670)	—
Less amortization of capitalized interest		89,236	8,123	—	—	—	—	—	—	—

Total consolidated assets	Ps.	2,027,708,916	556,580,855	—	27,434,087	148,088,578	6,444,283	23,368,462	189,545,744	2,074,465,105

Liabilities:
By segment	Ps.	2,486,022,820	784,516,844	—	12,525,166	46,646,173	8,370,332	3,749,827	117,254,563	3,575,836,875
Less unrealized intersegment sales		—	(4,419,929)	—	1,135,909	—	—	—	(234,306)	—

Total consolidated liabilities	Ps.	2,486,022,820	780,096,915	—	13,661,075	46,646,173	8,370,332	3,749,827	117,020,257	3,575,836,875

For the three month periods ended September 30, 2018	Exploration and Production		Industrial Transformation	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps.	238,152,767	292,201,772	2,352,728	17,512,432	(645,084)	3,771,789	203,053,583	42,976,025
Less unrealized intersegment sales		(23,897,065)	422,479	(1,887,852)	—	—	—	54,429	—

Total consolidated sales	Ps.	214,255,702	292,624,251	464,876	17,512,432	(645,084)	3,771,789	203,108,012	42,976,025

Operating income (loss):
By segment	Ps.	78,877,201	(8,860,028)	2,482,010	(77,646,161)	(943,692)	(743,458)	2,237,672	8,992,756
Less unrealized intersegment sales		(23,897,065)	422,479	(1,887,852)	—	—	—	54,429	—
Less unrealized gain due to production cost valuation of inventory		(318,757)	17,842,708	1,638,655	—	—	—	(23,484)	—
Less capitalized refined products		(658,604)	—	—	—	—	—	—	—
Less amortization of capitalized interest		29,745	—	—	—	—	—	—	—
Less depreciation of revaluated assets		23,897,065	—	118,727	31,829,502	89,247	310,153	—	—

Total consolidated operating income (loss)	Ps.	77,929,585	9,405,159	2,351,540	(45,816,659)	(854,445)	(433,305)	2,268,617	8,992,756

Net income (loss):
By segment	Ps.	50,755,790	(5,378,020)	2,344,837	(59,559,307)	(664,843)	-2,041,316	2,873,582	31,949,302
Less unrealized intersegment sales		(23,897,065)	422,479	(1,887,852)	—	—	—	54,429	—
Less unrealized gain due to production cost valuation of inventory		(318,757)	17,842,708	1,638,655	—	—	—	(23,484)	—
Less capitalized refined products		(658,604)	—	—	—	—	—	—	—
Less equity method elimination		230,173	(368,755)	—	(1)	(385,496)	(2,797,319)	—	—
Less amortization of capitalized interest		29,745	—	—	—	—	—	—	—
Less depreciation of revaluated assets		23,897,065	—	118,726	22,331,620	89,247	310,153	—	—

Total consolidated net (loss) income	Ps.	50,038,347	12,518,412	2,214,366	(37,227,688)	(961,092)	(445,850)	2,904,527	31,949,302

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

For the year ended September 30, 2017	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps.	550,818,311	726,849,367	410,438	4,693,427	58,227,334	3,336,393	10,552,542	725,388,381	57,394,662
Less unrealized intersegment sales		—	(981,053)	—	(1,946,219)	—	(27,901)	—	(31,717)	—

Total consolidated sales	Ps.	550,818,311	725,868,314	410,438	2,747,208	58,227,334	3,308,492	10,552,542	725,356,664	57,394,662

Operating income (loss):
By segment	Ps.	213,214,619	(55,408,159)	(61,964)	(136,650)	15,232,372	(1,830,395)	(1,902,118)	9,510,116	(11,474,982)
Less unrealized intersegment sales		—	(981,053)	—	(1,946,219)	—	(27,901)	—	(31,717)	—
Less unrealized gain due to production cost valuation of inventory		260,333	1,124,067	—	1,763,274	—	—	—	(273,344)	—
Less capitalized refined products		(185,416)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest		89,236	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	476,270	5,166,650	268,072	1,026,552	—	—

Total consolidated operating income (loss)	Ps.	213,378,772	(55,265,145)	(61,964)	156,675	20,399,022	(1,590,224)	(875,566)	9,205,055	(11,474,982)

Net income (loss):
By segment	Ps.	77,526,479	(36,808,015)	(194,808)	205,783	13,344,085	6,390,679	(1,844,954)	1,518,728	18,201,690
Less unrealized intersegment sales		—	(981,053)	—	(1,946,219)	—	(27,901)	—	(31,717)	—
Less unrealized gain due to production cost valuation of inventory		260,333	1,124,067	—	1,763,274	—	—	—	(273,344)	—
Less capitalized refined products		(185,416)	—	—	—	—	—	—	—	—
Less equity method elimination		49,662	(559,917)	114,983	—	—	(8,340,934)	(57,172)	6,242,697	—
Less amortization of capitalized interest		89,236	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	476,270	5,166,650	268,072	1,026,552	—	—

Total consolidated net (loss) income	Ps.	77,740,294	(37,224,918)	(79,825)	499,108	18,510,735	(1,710,084)	(875,574)	7,456,364	18,201,690

For the three months ended September 30, 2017	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Sales:
By segment	Ps.	163,496,030	236,032,376	350,401	1,932,138	10,811,445	955,463	3,473,884	242,008,596	21,978,414
Less unrealized intersegment sales		—	176,899	—	(864,180)	—	9,366	—	(1,289)	—

Total consolidated sales	Ps.	163,496,030	236,209,275	350,401	1,067,958	10,811,445	964,829	3,473,884	242,007,307	21,978,414

Operating income (loss):
By segment	Ps.	28,364,172	(4,122,664)	(30,546)	1,634,394	(3,537,377)	(874,047)	(628,325)	9,380,013	(5,728,264)
Less unrealized intersegment sales		—	176,899	—	(864,180)	—	9,366	—	(1,289)	—
Less unrealized gain due to production cost valuation of inventory		374,935	2,941,881	—	782,947	—	—	—	(382,030)	—
Less capitalized refined products		(47,708)	—	—	—	—	—	—	—	—
Less amortization of capitalized interest		29,745	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	163,990	1,721,507	89,357	342,396	—	—

Total consolidated operating income (loss)	Ps.	28,721,144	(1,003,884)	(30,546)	1,717,151	(1,815,870)	(775,324)	(285,929)	8,996,694	(5,728,264)

Net income (loss):
By segment	Ps.	(87,021,271)	(1,828,127)	(55,179)	1,473,376	(1,660,491)	(2,115,729)	(697,511)	2,608,435	(104,546,654)
Less unrealized intersegment sales		—	176,899	—	(864,180)	—	9,366	—	(1,289)	—
Less unrealized gain due to production cost valuation of inventory		374,935	2,941,881	—	782,947	—	—	—	(382,030)	—
Less capitalized refined products		(47,708)	—	—	—	—	—	—	—	—
Less equity method elimination		(10,964)	(750,114)	18,304	—	—	1,180,725	71,858	6,242,697	—
Less amortization of capitalized interest		29,745	—	—	—	—	—	—	—	—
Less depreciation of revaluated assets		—	—	—	163,990	1,721,507	89,357	342,396	—	—

Total consolidated net (loss) income	Ps.	(86,675,263)	540,539	(36,875)	1,556,133	61,016	(836,281)	(282,257)	8,467,813	(104,546,654)

As of the year ended December 31, 2017	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies
Assets:
By segment	Ps.	2,084,553,745	912,770,881	179,807	28,256,876	276,537,764	17,689,305	35,498,783	195,538,239	2,111,740,735
Less unrealized intersegment sales		858,094	(5,389,977)	—	—	7,183	—	(5,303)	(408,059)	—
Less unrealized gain due to production cost valuation of inventory		(3,657,242)	(42,379,229)	—	—	—	(26,886)	—	(7,163,664)	—
Less capitalized refined products		(574,381)	—	—	—	—	—	—	—	—
Less depreciation of revalued assets		(22,503,168)	—	—	(2,036,128)	(84,557,831)	(2,165,068)	(9,522,686)	(424,849)	—
Less equity method for unrealized profits		(759,624)	(7,813,492)	—	—	(91,123)	(6,573,895)	(2,828,749)	(732,768)	—
Less amortization of capitalized interest		118,981	8,123	—	—	—	—	—	—	—

Total consolidated assets	Ps.	2,058,036,405	857,196,306	179,807	26,220,748	191,895,993	8,923,456	23,142,045	186,808,899	2,111,740,735

Liabilities:
By segment	Ps.	2,570,412,398	1,081,528,677	531,580	13,186,297	56,706,251	6,556,050	2,308,890	116,648,398	3,587,988,972
Less unrealized intersegment sales		—	(4,419,929)	—	700,127	—	—	—	194,483	—

Total consolidated liabilities	Ps.	2,570,412,398	1,077,108,748	531,580	13,886,424	56,706,251	6,556,050	2,308,890	116,842,881	3,587,988,972

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

NOTE 7. REVENUE

As of September 30, 2018, the revenues were as follows:

a.	Revenue disaggregation

For the nine month periods ended September 30, 2018	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market 2018
United States	Ps.	226,352,317	—	—	—	—	—	—	116,459,820	6,237	Ps .	342,818,374
Other		73,906,868	—	—	—	—	—	—	27,921,592	4,533,996		106,362,456
Europe		63,118,759	—	—	—	—	—	—	2,781,518	1,932,662		67,832,939
Local		12,870	729,072,960	—	38,064	3,624,911	2,160,148	9,854,749	7,149,825	3,791,244		755,704,771
2017*
United States		130,567,170	—	—	—	—	—	—	88,684,085	—		219,251,255
Other		62,038,972	—	—	—	—	—	—	14,284,715	2,141,765		78,465,452
Europe		45,629,334	—	—	—	—	—	—	1,593,583	1,002,258		48,225,175
Local		60,171	632,034,022	333,027	29,856	2,627,997	2,992,133	9,299,050	3,254,579	2,462,093		653,092,928
Major products and services 2018
Crude oil		363,377,944	—	—	—	—	—	—	87,116,300	—		450,494,244
Gas		—	74,687,172	—	—	—	—	—	—	—		74,687,172
Refined petroleum products		—	645,814,589	—	—	—	2,156,958	9,845,421	65,883,421	535,263		724,235,652
Oher		—	8,119,099	—	—	—	—	—	1,253,430	7,709,753		17,082,282
Services		12,870	452,100	—	38,064	3,624,911	3,190	9,328	59,604	2,019,123		6,219,190
2017*
Crude oil		238,235,476	—	—	—	—	—	—	62,442,766	—		300,678,242
Gas		—	85,333,499	—	—	—	—	—	—	—		85,333,499
Refined petroleum products		—	540,236,032	—	—	—	2,990,139	9,279,250	44,174,184	—		596,679,605
Oher		—	1,916,675	—	—	—	—	—	1,200,012	5,018,581		8,135,268
Services		60,171	4,547,816	333,027	29,856	2,627,997	1,994	19,800	—	587,535		8,208,196
Timing of revenue recognition 2018
Products transferred at a point in time		363,377,944	728,620,860	—	—	—	2,156,958	9,845,421	154,253,151	8,245,016		1,266,499,350
Products and services transferred over the time		12,870	452,100	—	38,064	3,624,911	3,190	9,328	59,604	2,019,123		6,219,190
2017*
Products transferred at a point in time		238,235,476	627,486,206	—	—	—	2,990,139	9,279,250	107,816,962	5,018,581		990,826,614
Products and services transferred over the time		60,171	4,547,816	333,027	29,856	2,627,997	1,994	19,800	—	587,535		8,208,196

*	PEMEX applied modified retrospective transition method to the implementation of IFRS 15. Under this method the comparative financial information is not re-established.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

For the three month periods ended September 30, 2018	Exploration and Production		Industrial Transformation	Cogeneration and Services	Drilling and Services	Logistics	Fertilizers	Ethylene	Trading Companies	Corporate and Other Operating Subsidiary Companies	Total
Geographical market 2018
United States	Ps.	105,188,924	—	—	—	—	—	—	39,126,548	6,237	Ps.	144,321,709
Other		4,819,937	—	—	—	—	—	—	10,080,015	4,533,996		19,433,948
Europe		17,679,618	—	—	—	—	—	—	1,293,458	620,076		19,593,152
Local		12,870	247,019,215	—	12,908	1,135,474	384,225	3,285,726	2,224,045	1,725,226		255,799,689
2017*
United States		45,082,272	—	—	—	—	—	—	22,561,131	—		67,643,403
Other		21,839,836	—	—	—	—	—	—	1,717,464	2,141,764		25,699,064
Europe		17,192,810	—	—	—	—	—	—	1,001,321	1,002,258		19,196,389
Local		60,171	210,272,374	294,473	17,004	851,694	699,769	3,173,154	1,851,839	340,109		217,560,587
Major products and services 2018
Crude oil		127,688,479	—	—	—	—	—	—	87,116,300	—		214,804,779
Gas		—	19,944,599	—	—	—	—	—	(22,737,680)	—		(2,793,081)
Refined petroleum products		—	220,181,612	—	—	—	382,983	3,281,976	(11,267,859)	535,263		213,113,975
Oher		—	6,803,868	—	—	—	—	—	(410,476)	5,697,734		12,091,126
Services		12,870	89,136	—	12,908	1,135,474	1,242	3,750	23,782	652,538		1,931,700
2017*
Crude oil		84,114,917	—	—	—	—	—	—	61,954,923	—		146,069,840
Gas		—	25,292,788	—	—	—	—	—	(20,650,874)	—		4,641,914
Refined petroleum products		—	182,878,949	—	—	—	699,263	3,166,713	(13,470,003)	—		173,274,922
Oher		—	605,951	—	—	—	—	—	(660,184)	3,379,910		3,325,677
Services		60,171	1,494,687	294,473	17,004	851,694	506	6,441	(42,107)	104,221		2,787,090
Timing of revenue recognition 2018
Products transferred at a point in time		127,688,479	246,930,079	—	—	—	382,983	3,281,976	52,700,285	6,232,996		437,216,797
Products and services transferred over the time		12,870	89,136	—	12,908	1,135,474	1,242	3,750	23,782	652,538		1,931,700
2017*
Products transferred at a point in time		84,114,917	208,777,688	—	—	—	699,263	3,166,713	27,173,862	3,379,910		327,312,353
Products and services transferred over the time		60,171	1,494,687	294,473	17,004	851,694	506	6,441	(42,107)	104,221		2,787,090

*	PEMEX applied modified retrospective transition method to the implementation of IFRS 15. Under this method the comparative financial information is not re-established.

b.	Practical expedients

1)	Expiration of contracts.

PEMEX does not need to disclose outstanding performance obligations due to their expiration within one year or less.

2)	Significant financial component, less than one year.

PEMEX does not need to adjust the amount committed in consideration to account for the effects of a significant financing component, since the transfer and the time of payment of a good or service committed to the customer is less than one year.

3)	PEMEX applied the practical file, so disclosure about remaining performance obligations that conclude in less than one year is not needed.

When PEMEX is entitled to consideration for an amount that directly corresponds to the value of the performance that Pemex has completed, it may recognize an income from ordinary activities for the amount to which it has the right to invoice.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

NOTE 8. CASH AND CASH EQUIVALENTS

As of September 30, 2018 and December 31, 2017, cash and cash equivalents were as follows:

	September 30, 2018		December 31, 2017
Cash on hand and in banks(i)	Ps.	59,992,337	Ps.	55,871,127
Highly liquid investments (ii)		28,124,108		41,980,627

	Ps.	88,116,445	Ps.	97,851,754

(i) Cash on hand and in banks is primarily composed of cash in banks.

(ii) Mainly composed of short-term Mexican Government investments

NOTE 9. ACCOUNTS RECEIVABLE, NET

As of September 30, 2018 and December 31, 2017, accounts receivable and other receivables were as follows:

a.	Customers

	September 30, 2018		December 31, 2017
Domestic customers, net	Ps.	61,138,804	Ps.	60,057,141
Export customers, net		58,520,878		54,428,883

Total customers	Ps.	119,659,682	Ps.	114,486,024

b.	Other account receivable

	September 30, 2018		December 31, 2017
Sundry debtors	Ps.	41,679,305	Ps.	23,583,497
Taxes to be recovered and prepaid taxes		13,247,864		23,039,023
Employees and officers		6,172,305		5,681,478
Advances to suppliers		902,337		1,250,846
Other accounts receivable		1,337,858		82,160

Total account receivable	Ps.	63,339,669	Ps.	53,637,004

Total account receivable, net	Ps.	182,999,351	Ps.	168,123,028

NOTE 10. INVENTORIES, NET

As of September 30, 2018 and December 31, 2017, inventories were as follows:

	September 30 2018		December 31, 2017
Refined and petrochemicals products	Ps.	45,296,129	Ps.	27,862,384
Products in transit		18,245,648		19,112,606
Crude oil		11,202,877		11,445,780
Materials and products in stock		4,186,762		5,172,779
Materials in transit		57,240		180,711
Gas and condensate products		119,585		84,670

	Ps.	79,108,241	Ps.	63,858,930

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

NOTE 11. EQUITY INSTRUMENTS

As of December 31, 2017, PEMEX was in the process of selling its shares of TAG Norte Holding, S. de R.L. de C.V. and TAG Pipeline Sur, S. de R.L. de C.V. These shares were valued at their net realizable value, which, as of December 31, 2017, resulted in a negative value that has been recognized in the profit or loss at the end of the year. As of December 31, 2017, available-for-sale current non-financial assets amounted Ps. 1,056,918.

On September 4 and 5, 2018, PEMEX received the payment for the sale of its 5% interest in TAG Norte Holding, S. de R.L. de C.V., obtaining a net profit of Ps.10,257.

As of September 30, 2018, due to the adoption of IFRS 9, PEMEX classified its TAG Pipeline Sur, S. de R.L. de C.V. shares of Ps. 245,440 as equity instruments.

Before the initial application date of IFRS 9 (January 1, 2018), PEMEX classified these shares as available-for-sale financial assets. Beginning January 1, 2018 these shares are now classified as equity instruments.

NOTE 12. HELD-FOR-SALE CURRENT NON-FINANCIAL ASSETS

As of September 30, 2018, Pemex Logística has Ps. 1,072,786, as held-for-sale current non-financial assets, which has considered to transfer onerously, to maximize its value and maintain a presence in the market.

This operation is classified as reserved, in terms of Article 110, sections VIII and XIII of the Ley Federal de Transparencia y Acceso a la información Pública Industrial Property Law (“Federal Law on Transparency and Access to Public Information”), in relation to Article 82 of the; as well as article 111 of the Petróleos Mexicanos Law, since the information is in a deliberative process and is sensitive about facts and actions of the commercial and economic scope, which only pertain to Pemex and its commercial partners.

NOTE 13. INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

The investments in joint ventures and associates as of September 30, 2018 and December 31, 2017, were as follows:

	Percentage of investment	September 30, 2018		December 31, 2017
Deer Park Refining Limited	49.99%		Ps. 15,228,386		Ps. 14,405,542
Petroquimica Mexicana de Vinilo, S.A. de C.V.	44.09%		2,296,496		—
Sierrita Gas Pipeline LLC	35.00%		985,346		1,084,169
Frontera Brownsville, LLC.	50.00%		454,072		471,085
CH 4 Energía, S.A.	50.00%		142,121		315,713
Texas Frontera, LLC.	35.00%		220,757		239,782
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	40.00%		132,249		64,328
PMV Minera, S.A. de C.V.	44.09%		48,995		45,133
Ductos el Peninsular, S. A. P. I. de C. V.	30.00%		17,443		18,336
Other, net	Various		76,991		63,276

		Ps.	19,602,856	Ps.	16,707,364

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Profit (loss) sharing in joint ventures and associates:

	Accumulated	Three months ended	Accumulated	Three months ended
	September 30, 2018		September 30, 2017
Deer Park Refining Limited	Ps. 1,617,583	Ps. 1,241,912	Ps. (67,905)	Ps. (694,159)
Petroquímica Mexicana de Vinilo, S. A. de C. V. (i)	351,000	59,261	53,378	(38,711)
Sierrita Pipeline, LLC.	88,088	31,666	76,095	21,275
PMV Minera, S.A. de C.V.	6,283	2,576	5,615	992
Administración Portuaria Integral de Dos Bocas, S.A. de C.V.	67,921	7,826	30,870	—
Other, net	106,418	45,916	14,015	(52,283)

	Ps. 2,237,293	Ps. 1,389,157	Ps. 112,068	Ps. (762,886)

(i)

On April 20, 2016, an explosion occurred in the “Planta de Clorados 3” (Chlorinated Plant 3) of the Petroquímica Mexicana de Vinilo, resulting in approximately U.S.$461,000 in damages. Chorinated Plant 3 incurred the greatest amount of damages, including the loss of certain assets and the closure of the plant for an undefined amount of time. The Chlorine-Soda plants and the ethylene plants did not register any damage. On December 20, 2017, Petroquímica Mexicana de Vinilo permanently closed the plant, and the full book value was written-off, impacting the value of this investment.

Additional information about the significant investments in joint ventures and associates is presented below:

•

Deer Park Refining Limited. On March 31, 1993, PMI NASA acquired 50% of the Deer Park Refinery. In its capacity as general partner of Deer Park Refining Limited Partnership, Shell is responsible for the operation and management of the refinery, the purpose of which is to provide oil refinery services to PMI NASA and Shell for a processing fee. Shell is responsible for determining the crude oil and production materials requirements and both partners are required to contribute in equal amounts. Deer Park returns to PMI NASA and Shell products in the same amounts. Shell is responsible for purchasing the total amount of finished products in stock at market prices. This joint venture is recorded under the equity method.

•

Petroquímica Mexicana de Vinilo, S.A. de C.V. (PMV) On September 13, 2013, Pemex-Petrochemicals (now Pemex Industrial Transformation), through its subsidiary PPQ Cadena Productiva, S.L. and Mexichem, S.A.B. de C.V. (Mexichem) founded Petroquímica Mexicana de Vinilo, S.A. de C.V. (Mexicana de Vinilo). The principal activity of Petroquímica Mexicana de Vinilo, S.A. de C.V. is the production and sale of chemicals. Mexicana de Vinilo’s main products are: chlorine, caustic soda, ethylene and monomers of vinyl chloride. Mexichem is responsible for operational and financial decisions for Petroquímica Mexicana de Vinilo. This investment is recorded under the equity method. On December 20, 2017, Petroquímica Mexicana de Vinilo permanently closed the plant.

•

Sierrita Gas Pipeline LLC. This company was created on June 24, 2013. Its main activity is the developing of projects related to the transportation infrastructure of gas in the United States. This investment is recorded under the equity method.

•

Frontera Brownsville, LLC. Effective April 1, 2011, PMI SUS entered into a joint venture with TransMontaigne Operating Company L.P (TransMontaigne) to create Frontera Brownsville, LLC. Frontera Brownsville, LLC was incorporated in Delaware, U. S., and has the corporate power to own and operate certain facilities for the storage and treatment of clean petroleum products. This investment is recorded under the equity method.

•

Texas Frontera, LLC. This company was constituted on July 27, 2010, and its principal activity is the lease of tanks for the storage of refined product. PMI SUS, which owns 50% interest in Texas Frontera, entered into a joint venture with Magellan OLP, L.P. (Magellan), and, together they are entitled to the results in proportion of their respective investment. The company has seven tanks, each a capacity of 120,000 barrels. This joint venture is recorded under the equity method.

•

CH4 Energía, S.A. This company was constituted on December 21, 2000. CH4 Energía engages in the purchase and sale of natural gas and in all activities related to the trading of the natural gas, such as transport and distribution in Valle de Toluca, México. This joint venture is recorded under the equity method.

•

Administración Portuaria Integral de Dos Bocas, S.A. de C.V. This company was constituted on August 12, 1999. Its primary activity is administrating the Dos Bocas, which is in Mexico’s public domain, promoting the port’s infrastructure and providing related port services. This investment is recorded under the equity method.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

•

PMV Minera, S.A. de C.V. This company was constituted on October 1, 2014 and the principal activity is the extraction and sale of salmuera (mixture of salt and water). This investment is recorded under the equity method.

•

Ductos el Peninsular S.A.P.I. de C.V. This company was created on September 22, 2014. Its primary activity is the construction and operation of an integral transportation system and storage of petroleum products in the Peninsula of Yucatán.

NOTE 14. WELLS, PIPELINES, PROPERTIES, PLANT AND EQUIPMENT, NET

	Plants	Drilling equipment	Pipelines	Wells	Buildings	Offshore platforms	Furniture and equipment	Transportation equipment	Construction in progress	Land	Unproductive fixed assets	Other fixed assets	Total fixed assets
Investment
Balances as of January 1, 2017	Ps. 758,446,110	23,269,116	460,145,428	1,318,822,917	62,743,033	322,704,205	50,746,687	19,442,845	207,414,148	44,571,618	—	491,506	Ps. 3,268,797,613
Acquisitions	10,018,030	418,283	7,054,793	14,937,882	802,300	7,811,374	1,183,679	284,445	51,410,469	58,563	—	—	93,979,818
Reclassifications	3,146,955	—	(53,349)	—	98,245	(10,199,213)	(96,899)	(75,674)	(812,943)	(560)	—	4,072,464	(3,920,974)
Capitalization	43,033,864	—	21,357,074	36,564,811	1,265,246	8,677,765	30,879	3,746,395	(114,700,828)	29,248	—	(4,454)	—
Impairment	(48,020,616)	—	2,226,771	(83,236,991)	—	(15,564,190)	—	—	(6,849,534)	—	—	—	(151,444,560)
Disposals	(10,598,983)	(244,283)	(8,862,541)	(19,340,709)	(208,353)	—	(806,694)	(226,375)	(6,724,930)	(112,170)	—	(4,440,864)	(51,565,902)

Balances as of December 31, 2017	756,025,360	23,443,116	481,868,176	1,267,747,910	64,700,471	313,429,941	51,057,652	23,171,636	129,736,382	44,546,699	—	118,652	3,155,845,995

Acquisitions	6,467,365	402,993	610,619	10,528,180	181,168	2,907,515	325,676	202,423	25,718,831	453,397	(106)	—	47,798,061
Reclassifications	1,289,459	—	(2,095,288)	—	(31,523)	(4,039,499)	(131,654)	7,216	748,016	(18,674)	2,760,962	—	(1,510,985)
Capitalization	25,787,006	—	1,167,270	13,854,053	105,996	—	17,499	256,675	(41,156,735)	—	—	(31,764)	—
Impairment	19,816,011	—	(40,792,185)	18,359,275	(831,561)	(3,462,000)	—	(6,212,691)	(793,551)	—			(13,916,702)
Disposals	(4,576,796)	(894,895)	(500,738)	(8,297,844)	(290,344)	—	(477,255)	(1,095,775)	(1,007,523)	(759,634)	(2,760,856)	(53,359)	(20,715,019)

Balances as of September 30, 2018	Ps. 804,808,405	22,951,214	440,257,854	1,302,191,574	63,834,207	308,835,957	50,791,918	16,329,484	113,245,420	44,221,788	—	33,529	3,167,501,350

Accumulated depreciation and amortization
Balances as of January 1, 2017	Ps. (360,016,979)	(2,942,575)	(152,365,227)	(850,536,754)	(39,124,631)	(153,161,770)	(36,990,666)	(5,916,763)	—	—	—	—	Ps. (1,601,055,365)
Depreciation and amortization	(45,709,123)	(2,198,867)	(15,095,115)	(74,673,473)	(1,906,164)	(13,192,369)	(2,890,563)	(1,038,839)	—	—	—	—	(156,704,513)
Reclassifications	2,799,244	—	(72,841)	—	(69,236)	1,146,904	102,375	14,532	—	—	—	—	3,920,978
Disposals	8,902,711	127,458	7,573,769	16,810,591	59,022	—	805,916	222,764	—	—	—	—	34,502,231

Balances as of December 31, 2017	(394,024,147)	(5,013,984)	(159,959,414)	(908,399,636)	(41,041,009)	(165,207,235)	(38,972,938)	(6,718,306)	—	—	—	—	(1,719,336,669)

Depreciation and amortization	(29,018,562)	(1,606,764)	(11,179,923)	(52,686,216)	(1,393,782)	(10,088,581)	(2,114,398)	(1,005,260)	—	—	—	—	(109,093,486)
Reclassifications	(239,884)	—	261,098	—	32,421	1,344,469	137,687	(24,808)	—	—	—	—	1,510,983
Disposals	1,876,067	301,594	161,353	5,187,467	90,274	—	433,270	183,543	—	—	—	—	8,233,568

Balances as of September 30, 2018	Ps. (421,406,526)	(6,319,154)	(170,716,886)	(955,898,385)	(42,312,096)	(173,951,347)	(40,516,379)	(7,564,831)	—	—	—	—	Ps.(1,818,685,604)

Wells, pipelines, properties, plant and equipment—net as of December 31, 2017	Ps. 362,001,213	18,429,132	321,908,762	359,348,274	23,659,462	148,222,706	12,084,714	16,453,330	129,736,382	44,546,699	—	118,652	Ps. 1,436,509,326

Wells, pipelines, properties, plant and equipment—net as of September 30, 2018	Ps. 383,401,879	16,632,060	269,540,968	346,293,189	21,522,111	134,884,610	10,275,539	8,764,653	113,245,420	44,221,788	—	33,529	Ps. 1,348,815,746

Depreciation rates	3 to 5%	5%	2 ti 7%	—	3 to 7%	4%	3 to 10%	4 to 20%	—	—	—	—	—
Estimated useful lives	20 to 35	20	15 to 45	—	33 to 35	25	3 to 10	5 to 25	—	—	—	—	—

a.

As of September 30, 2018 and 2017, the financing costs identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, were Ps. 1,613,606 and Ps. 2,552,978 respectively. For the three-month period ended September 30, 2018 and 2017, the financing costs identified with fixed assets in the construction or installation stage, capitalized as part of the value of such fixed assets, were Ps. 580,184 and Ps. 662,666 respectively.

b.

The combined depreciation of fixed assets and amortization of wells for the periods ended September 30, 2018 and 2017, recognized in operating costs and expenses, was Ps. 109,093,486, and Ps. 109,943,078, respectively, which includes costs related to plugging and abandonment of wells as of

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

2018 and 2017 of Ps. 859,221 and Ps. 646,273, respectively. For the three-months period ended September 30, 2018 and 2017, the combined depreciation of fixed assets and amortization of wells recognized in operating costs and expenses, was Ps. 35,359,771, and Ps. 36,520,647, which included costs related to plugging and abandonment of wells as of 2018 and 2017 of Ps. 330,680 and Ps. 226,404, for the same three-month period ended September 30, 2018 and 2017, respectively.
c.

As of September 30, 2018 and December 31, 2017, provisions relating to future plugging of wells costs amounted to Ps. 65,140,575 and Ps. 68,797,600, respectively, and are presented in the “Provisions for plugging of wells” (see Note 19).

d.	As of September 30, 2018, PEMEX recognized a reversal of impairment of Ps. 13,916,701. which is presented as a separate line item in the consolidated statement of comprehensive income as follows:

	(Impairment)	Reversal of impairment	Reversal of impairment / (Impairment)
Pemex Logistics	Ps. (41,087,532)	—	Ps. (41,087,532)
Pemex Fertilizers	(2,154,017)	—	(2,154,017)
PMI NASA	(1,719,626)	—	(1,719,626)
Pemex Exploration and Production	(9,256,724)	19,535,117	10,278,393
Pemex Industrial Transformation	(4,960,421)	25,726,502	20,766,081

Total	Ps. (59,178,320)	45,261,619	Ps. (13,916,701)

Cash Generating Units of Pemex Logistics

Cash Generating Units of pipelines

As of September 30, 2018, Pemex Logistics recognized an impairment in the CGU of pipelines for $ 41,087,532, mainly due to a decrease in income flows projection of 47.01%, from an annual average income of Ps. 47,219,903 at the end of 2017 to only Ps. 25,021,013 at the end of August 2018; in addition to an increase in the cost of non-operating losses of 67.01%, from an annual average of Ps. 18,067,730 at the end of 2017 to Ps. 30,174,320 at the end of August 2018. This increase was offset by a decrease in direct operating costs of 58.26%, from annual average costs at the end of 2017 of Ps. 16,486 to Ps. 6,881 at the end of August 2018, as well as a decrease in the discount rate, from 15.41% at the end of 2017 to 14.73% at the end of August 2018.

The recoverable amount of the assets as of September 30, 2018, corresponds to the discounted cash flows at the rate of 14.73% and 15.41% respectively, the recovery values are the following:

TAD, TDGL, TOMS (Stotage terminals)	Ps. 82,410,371
Land Transport (white pipes)	1,117,712
Primary logistics	90,286,224

Total	Ps. 173,814,307

Cash Generating Units of Pemex Fertilizers

Cash generating units are plants used in the ammonia process.

The recoverable amount of assets is based on each asset’s value in use. To determine cash flows, volumes to be produced and sales to be carried out were taken into consideration. The discount rate used was 9.33%.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

As of September 30, 2018, Pemex Fertilizers recognized an impairment of Ps. 2,154,017. The impairment is presented as a separate line item in the consolidated statement of comprehensive income.

Cash Generating Units of PMI NASA

As of September 30, 2018, PMI NASA recognized an impairment of Ps. 1,719,626, due to the disuse of Flotel Cerro de la Pez, as a consequence of the reduction in the development of projects in recent months. This impairment was calculated by comparing the disbursement that would have to be made to acquire a flotel with similar characteristics compared to the valuation made by a specialized company of the flotel.

Cash Generating Unit of Pemex Exploration and Production

As of September 30, 2018, Pemex Exploration and Production recognized a net reversal of impairment in the amount of Ps. 19,535,117, mainly due to (i) an increase of 10.0% in the forward prices of crude oil, from U.S. $55.89 per barrel as of December 31, 2017 to U.S. $61.48 per barrel as of September 30, 2018, favoring the crude oil projects with the highest oil output, including the Aceite Terciario del Golfo, Cantarell; Tsimin Xux, Antonio J. Bermúdez, Crudo Ligero Marino and Cuenca de Macuspana projects and (ii) the reallocation of resources towards oil fields with highest profitability and net cash flows that contributed to more a more efficient distribution of goods and services, primarily in the Ku Maloob Zaap and Cantarell Project. The foregoing was offset by (i) an impairment of Ps. 9,256,724 in the Burgos and Lakach projects, mainly due to a 12.9% decrease in the price of gas, from 4.92 usd / mcf as of December 31, 2017 to 4.29 usd / mcf as of September 30, 2018 and (ii) a slight increase in the discount rate of 1.27%, with respect to the last quarter of 2017.

The cash generating units of Pemex Exploration and Production are investment projects in productive fields with hydrocarbon reserves associated with proved reserves (1P). These productive hydrocarbon fields contain varying degrees of heating power consisting of a set of wells and are supported by fixed assets associated directly with production, such as pipelines, production facilities, offshore platforms, specialized equipment and machinery.

Each project represents the smallest unit which can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

To determine the value in use of long-lived assets associated to hydrocarbon extraction, the net present value of reserves is determined based on the following assumptions:

Average crude oil price	61.48 USD/bl
Average gas price	4.29 USD/mpc
Average condensates price	51.98 USD/bl
Discount rate	14.67% annual

The total forecast production, calculated with a horizon of 25 years is 6,465 million bpce.

Pemex Exploration and Production determines the recoverable amount of fixed assets based on the long-term estimated prices for Pemex Exploration and Production’s proved reserves (1P). The recoverable amount on each asset is the value in use.

Cash Generating Units of Pemex Industrial Transformation

As of September 30, 2018, Pemex Industrial Transformation recognized a net reversal of impairment of Ps. 20,766,081.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

The reversal of impairment was in the following cash generating units:

Minatitlán Refinery	Ps.	17,245,622
Madero Refinery		8,480,880

Reversal of impairment		25,726,502
Salina Cruz Refinery	Ps.	(4,641,100)
Centro Procesador Matapionche		(319,321)

Impairment		(4,960,421)

Net reversal of impairment	Ps.	(20,766,081)

The reversal of impairment was mainly due to (i) an increase in income related to transportation fees; (ii) the appreciation of the U.S. dollar against the peso, from a peso—U.S. dollar exchange rate of Ps.19.7867 to U.S. $ as of December 31, 2017 to a peso—U.S. dollar exchange rate of Ps. 18.8120 to U.S. $1.00 as of September 30, 2018; and (iii) a decrease in the discount rate of cash generating units of refined products, gas and aromatics by 6.4%, 1.5% and 6.9%, respectively; (iv) an increase in major maintenance of the refinery’s plants, and a decrease in gas.

Cash-generating units in Pemex Industrial Transformation are processing centers grouped according to their types of processes as refineries, gas complex processors, and petrochemical centers. These centers produce various finished products for direct sale to or intermediate products that can be processed in another of its cash generating units or by a third party. Each processing center of Industrial Transformation represents the smallest unit that can concentrate the core revenues, with clear costs and expenses that enable future cash flows (value in use) to be determined.

Cash flows determination is made based on PEMEX’s business plans, operating financial programs, forecasts of future prices of products related to the processes of the cash generating units, budget programs and different statistic models that consider historical information of processes and the capacity of different processing centers.

To determine the value in use of long-lived assets associated with the cash-generating units of Pemex Industrial Transformation, the net present value of cash flows was determined based on the following assumptions:

	Refining	Gas	Petrochemicals
Average crude oil Price	63.04 U.S dollars	N.A.	N.A.
Processed volume	767 mbd	3,085 mmpcd de gas húmedo	Variable because the load inputs are diverse
Rate of U.S. dollar
Useful lives of the cash generating units	Ps. 19.0659 mxp/usd	Ps. 19.0659 mxp/usd	Ps. 19.0659 mxp/usd
Discount rate	Average 16 years	Average 8 years	Average 6 years
Period	11.70% anually	10.95% anually	9.09% anually
Periodo	2019-2034	2019-2036	2019-2031

The recoverable amount of assets is based on each asset’s value in use. The value in use for each asset is calculated based on cash flows, taking into consideration the volumes to be produced and sales to be carried out. As of September 30, 2018, the value in use for the impairment or reversal of impairment of fixed assets was as follows:

Salina Cruz Refinery	Ps. 10,491,146
Matapionche gas processor complex	1,074,729

Ps. 11,565,875

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

NOTE 15. INTANGIBLE ASSETS

As of September 30, 2018 and December 31, 2017, intangible assets were Ps.11,604,292 and Ps. 14,678,640, respectively, which are mainly wells unassigned to a reserve, which amounted, as follows:

	September 30, 2018	December 31, 2017
Wells unassigned to a reserve:
Balance at the beginning of period	Ps. 9,088,563	Ps. 8,639,242
Additions to construction in progress	14,360,357	20,553,952
Transfers against expenses	(13,527,668)	(3,663,986)
Transfers against fixed assets	(2,359,313)	(16,440,645)

Balance at the end of period	Ps. 7,561,939	Ps. 9,088,563

In addition, as of September 30, 2018 and September 30, 2017, PEMEX recognized expenses related to unsuccessful wells of Ps. 4,023,550, and Ps. 1,563,123, respectively, directly on its statement of comprehensive income.

The other concepts of intangible assets are:

	September 30, 2018	December 31, 2017
Rights of way	Ps. 2,348,245	Ps. 2,311,743
License	3,995,732	3,586,553
Exploration expenses, evaluation of assets and concessions	2,068,872	1,861,092
Accumulated amortization	(4,370,496)	(2,169,311)

Balance at the end of period	Ps. 4,042,352	Ps. 5,590,077

NOTE 16. LONG-TERM NOTES RECEIVABLE AND OTHER ASSETS

a.	Long-term notes receivable

As of September 30, 2018 and December 31, 2017, the balance of long-term notes receivable was as follows:

	September 30, 2018	December 31, 2017
Promissory notes issued by the Mexican Government	Ps. 150,756,745	Ps. 147,274,076
Other long-term notes receivable	1,015,777	1,218,833

Total long-term notes receivable	Ps. 151,772,522	Ps. 148,492,909

Promissory notes issued by the Mexican Government

	September 30, 2018	December 31, 2017
Total promissory notes	Ps. 154,475,795	Ps. 149,796,282
Less: current portion of notes receivable	3,719,050	2,522,206

Long-term promissory notes	Ps. 150,756,745	Ps. 147,274,076

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

On December 24, 2015, the SHCP published in the Official Gazette of the Federation the Disposiciones de carácter general relativas a la asunción por parte del Gobierno Federal de obligaciones de pago de pensiones y jubilaciones a cargo de Petróleos Mexicanos y sus empresas productivas subsidiarias (General provisions regarding the assumption by the Mexican Government of the payment obligations related to pensions and retirement plans of Petróleos Mexicanos and its productive state-owned subsidiaries). These regulations stated the terms, conditions, financing mechanisms and payment arrangements pursuant to which the SHCP would assume a portion of the payment obligations related to PEMEX’s pensions and retirement plans. An independent expert reviewed the calculation, the methodology used, the maturity profile and all of the information provided by PEMEX.

In accordance with these provisions and prior to the completion of the independent expert’s review described above, on December 24, 2015, the Mexican Government issued in advance payment, through the SHCP, a Ps. 50,000,000 non-negotiable promissory note due December 31, 2050 payable to Petróleos Mexicanos. The promissory note, which accrued interest at a rate of 6.93% per year, was recognized as a long-term note receivable in non-current assets once the independent expert named by SHCP concluded its review.

On August 5, 2016, Petróleos Mexicanos received promissory notes issued by the Mexican Government at a value of Ps.184,230,586 as of June 29, 2016, as part of the Mexican Government’s assumption of a portion of the payment liabilities related to Petróleos Mexicanos and Subsidiary Entities’ pensions and retirement plans, which notes were delivered in exchange for the Ps. 50,000,000 promissory notes issued to Petróleos Mexicanos on December 24, 2015. On August 15, 2016 Petróleos Mexicanos exchanged Ps. 47,000,000 of these promissory notes for short-term floating rate Mexican Government debt securities, known as Bonos de Desarrollo del Gobierno Federal (Development Bonds of the Federal Government or “BONDES D”). Petróleos Mexicanos then sold the BONDES D to Mexican development banks at market prices.

Petróleos Mexicanos recognized a Ps.135,439,612 increase in equity as a result of the Ps.184,230,586 of the promissory notes as of June 29, 2016, minus the Ps.50,000,000 promissory note received by Petróleos Mexicanos on December 24, 2015, plus a Ps. 1,209,026 increase in the value of the promissory notes from June 29, 2016 to August 15, 2016, the date on which PEMEX received the promissory notes.

As of September 30, 2018 and December 31, 2017, these promissory notes amounted to Ps. 154.475.795 and Ps. 147,274,076, respectively. PEMEX intends to hold them to maturity. These promissory notes will be converted into cash with annual maturity dates ranging from 2018 to 2042 and annual rates ranging from 4.65% to 7.03% as follows:

Number of Promissory Notes	Maturity	Yield Rate Range	Principal Amount
1	2019	5.14%	Ps.	3,719,050
1	2020	5.39%		4,600,893
1	2021	5.57%		5,457,992
1	2022	5.74%		6,055,535
1	2023	5.87%		6,615,519
5	2024-2028	5.98% a 6.47%		36,558,165
5	2029-2033	6.61% a 6.85%		36,901,310
5	2034-2038	6.89% a 7.02%		33,592,324
4	2039-2042	7.00% a 6.94%		20,975,007

Total promissory notes				154,475,795
Less: current portion				3,719,050

Long-term notes receivable			Ps.	150,756,745

From January to September 30, 2018 PEMEX recognized Ps. 7,043,566 in accrued yields from these promissory notes, which was recognized as financing income in the consolidated statement of comprehensive income. For the three-months period ended September 30, 2018 and 2017,PEMEX recognized Ps. 2,278,732 in accrued yields from these promissory notes.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Yield rates for these promissory notes are pre-determined and fixed all throughout their lifespans and up to their maturities. Accordingly, fixed rates may not reflect market interest rate conditions as of the due date of each promissory note. In addition, PEMEX believes the promissory notes do not have a credit risk because they are issued by the Mexican Government in Mexican pesos.

As of as of September 30, 2018 two promissory notes have expired; the first with maturity on March 31, 2017 in the amount of Ps. 1,562,288 (Ps 1,518,932 of principal and Ps. 43,356 of interest), the second with maturity on March 31, 2018 in the amount of Ps. 2,551,024 (Ps. 2,364,053 of principal and Ps. 187,614 of interest) wich were transferred to the Fondo Laboral PEMEX (Pemex Labour Trust or “FOLAPE”), for the payment obligations related to pensions and retirement plans.

b.	Other assets

As of September 30, 2018 and December 31, 2017, the balance of other assets was as follows:

	September 30, 2018		December 31, 2017
Insurance	Ps.	4,784,199	Ps. 3,089,801
Payments in advance		1,737,420	1,593,315
Other		1,291,414	1,211,984

Total other assets	Ps.	7,813,033	Ps. 5,895,100

NOTE 17. DEBT

The Board of Directors approves the terms and conditions for the incurrence of obligations that constitute public debt of Petróleos Mexicanos for each fiscal year, in accordance with the Petróleos Mexicanos Law and the Reglamento de la Ley de Petróleos Mexicanos (Regulations to the Petróleos Mexicanos Law). These terms and conditions are promulgated in conformity with the guidelines approved by the SHCP for Petróleos Mexicanos for the respective fiscal year.

During the period from January 1 to September 30, 2018, PEMEX participated in the following financing activities:

•

On February, 12, 2018, Petróleos Mexicanos issued U.S. $4,000,000 of debt securities under its U.S. $92,000,000 Medium-Term Notes Program, Series C, in two tranches: (1) U.S. $2,500,000 5.35% Notes due 2028 and (2) U.S. $1,500,000 6.35% Bonds due 2048.

•

On February 12, 2018, Petróleos Mexicanos consummated an exchange offer pursuant to which it exchanged (1) U.S. $952,454, aggregate principal amount of its outstanding 5.500% Bonds due 2044 for U.S. $881,899, aggregate principal amount of its new 6.350% Bonds due 2048 and (2) U.S. $ 1,021,065, aggregate principal amount of its outstanding 5.6250% Bonds due 2046 for U.S. $946,764, aggregate principal amount of its 6.350% Bonds due 2048.

•

On March 5, 2018, Petróleos Mexicanos consummated a tender offer pursuant to which it purchased U.S. $138,598 aggregate principal amount of its outstanding 3.125% Notes due 2019, U.S. $558,644 aggregate principal amount of its outstanding 5.500% Notes due 2019, U.S. $91,843 aggregate principal amount of its outstanding 8.000% Notes due 2019, U.S. $183,017 aggregate principal amount of its outstanding 6.000% Notes due 2020 and U.S. $817,303 aggregate principal amount of its outstanding 3.500% Notes due 2020.

•

On March 27, 2018, Petróleos Mexicanos entered into a credit line in the amount of U.S. $181,101, which bears interest at a rate linked to LIBOR plus 70 basis points, due February 2025 and was used on April 13, 2018.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

•	On April 16, 2018, Petróleos Mexicanos increased its Medium-Term Notes Program, Series C, from U.S. $92,000,000 to U.S. $102,000,000.

•

On May 24, 2018, Petróleos Mexicanos issued €3,150,000 of debt securities under its U.S.$102,000,000 Medium Term Notes Program, Series C in four tranches: (i) €600,000 of its 2.500% Notes due on November 24, 2022; (ii) €650,000 of its Floating Rate Notes due on August 24, 2023; (iii) €650,000 of its 3.625% Notes due on November 24, 2025; and (iv) €1,250,000 of its 4.750% Notes due on February 26, 2029. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services and their respective successors and assignees.

•

On June 4, 2018, Petróleos Mexicanos issued CHF365,000 of its 1.750% Notes due 2023 under its U.S.$102,000,000 Medium Term Notes Program, Series C. All debt securities issued under this program are guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics, and Pemex Cogeneration and Services and their respective successors and assignees.

All the financing activities were guaranteed by Pemex Exploration and Production, Pemex Industrial Transformation, Pemex Drilling and Services, Pemex Logistics and Pemex Cogeneration and Services and all assignees and successors.

•

On June 26, 2018, Pro-Agroindustrias, refinanced a credit line for U.S. $250,000 by entering into a new credit line for the same amount, which bears interest at a floating rate linked to LIBOR plus 300 basis points on a quarterly basis and matures on December 26, 2025. This credit agreement is guaranteed by Petróleos Mexicanos.

From January 1 to September 30, 2018, PMI HBV (until July 31, 2018) and P.M.I. Holdings Holland Services, B.V., obtained U.S. $ 15,375,000 from its revolving credit line and repaid U.S. $ 15,415,000. As of December 31, 2017, the outstanding amount under this revolving credit line was U.S. $350,000. As of September 30, 2018, the outstanding amount under this revolving credit line was U.S. $ 310,000.

As of September 30, 2018, Petróleos Mexicanos had U.S. $6,700,000 and Ps. 23,500,000 in available credit lines in order to ensure liquidity, which are available.

As of September 30, 2018, the reconciliation of movements of debt:

	September 30, 2018 (i)		December 31, 2017 (i)
Changes in total debt
At the beginning of the year	Ps.	2,037,875,071	Ps.	1,983,170,730
Loans obtained - financing institutions		633,244,800		704,715,468
Debt payments		(575,435,558)		(639,950,041)
Accrued interest		84,044,113		117,644,548
Interest paid		(91,885,859)		(108,910,417)
Foreign Exchange		(92,283,887)		(16,685,439)
Expenses related to debt issuance		(2,246,688)		(2,109,778)

At the end of the period	Ps.	1,993,311,992	Ps.	2,037,875,071

(i)	These amounts include accounts payable by Financed Public Works Contracts (“FPWC”) (Formerly known as Multiple Services Contracts), which do not generate cash flows.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

As of September 30, 2018, PEMEX used the following exchange rates:

September 30, 2018
U.S. dollar	18.8120
Japanese yen	0.1659
Pound sterling	24.6343
Euro	21.9480
Swiss francs	19.2450
Australian dollar	13.5766

NOTE 18. FINANCIAL INSTRUMENTS

a.	Accounting classifications and fair values of financial instruments

The following tables present information about PEMEX’s carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount								Fair value hierarchy
As of September 30, 2018 In thousands of pesos	FVTPL		FVOCI –debt instruments	FVOCI – equity instruments	Financial assets at amortized cost	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	24,784,001	—	—	—	—	Ps.	24,784,001	—	24,784,001	—	24,784,001
Investments in associates		—	—	245,440	—	—		245,440	—	245,440	—	245,440

	Ps.	24,784,001	—	245,440	—	—	Ps.	25,029,441
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	—	88,116,445	—	Ps.	88,116,445	—	—	—	—
Accounts receivable		—	—	—	186,718,402	—		186,718,402	—	—	—	—
Investments in joint ventures, associates		—	—	—	19,602,856	—		19,602,856	—	—	—	—
Long-term notes receivable		—	—	—	151,772,522	—		151,772,522	—	—	—	—

	Ps.	—	—	—	446,210,225	—	Ps.	446,210,225
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(15,677,809)	—	—	—	—	Ps.	(15,677,809)	—	(15,677,809)	—	(15,677,809)

	Ps.	(15,677,809)	—	—	—	—	Ps.	(15,677,809)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(118,044,295)	Ps.	(118,044,295)	—	—	—	—
Accounts payable		—	—	—	—	(26,255,627)		(26,255,627)	—	—	—	—
Debt		—	—	—	—	(1,993,311,992)		(1,993,311,992)	—	(2,031,987,959)	—	(2,031,987,959)

	Ps.	—	—	—	—	(2,137,611,914)	Ps.	(2,137,611,914)

	Carrying amount								Fair value hierarchy
As of December 31, 2017 In thousands of pesos	FVTPL		Held-to- maturity	Loans and receivables	Available- for-sale	Other financial liabilities	Total carrying amount		Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Derivative financial instruments	Ps.	30,113,454	—	—	—	—	Ps.	30,113,454	—	30,113,454	—	30,113,454
Investments in joint ventures, associates		—	—	—	1,056,918	—		1,056,918	—	1,056,918	—	1,056,918

	Ps.	30,113,454	—	—	1,056,918	—	Ps.	31,170,372
Financial assets not measured at fair value
Cash and cash equivalents	Ps.	—	—	97,851,754	—	—	Ps.	97,851,754	—	—	—	—
Accounts receivable		—	—	170,645,234	—	—		170,645,234	—	—	—	—
Investments in joint ventures, associates		—	16,707,364	—	—	—		16,707,364	—	—	—	—
Long-term notes receivable		—	148,492,909	—	—	—		148,492,909	—	—	—	—

	Ps.	—	165,200,273	268,496,988	—	—	Ps.	433,697,261
Financial liabilities measured at fair value
Derivative financial instruments	Ps.	(17,745,979)	—	—	—	—	Ps.	(17,745,979)	—	(17,745,979)	—	(17,745,979)

	Ps.	(17,745,979)	—	—	—	—	Ps.	(17,745,979)
Financial liabilities not measured at fair value
Suppliers	Ps.	—	—	—	—	(139,955,378)	Ps.	(139,955,378)	—	—	—	—
Accounts payable		—	—	—	—	(23,211401)		(23,211,401)	—	—	—	—
Debt		—	—	—	—	(2,037,875,071)		(2,037,875,071)	—	(2,153,383,220)	—	(2,153,383,220)

	Ps.	—	—	—	—	(2,201,041,850)	Ps.	(2,201,041,850)

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

b.	Fair value hierarchy

PEMEX values the fair value of its financial instruments under standard methodologies commonly applied in the financial markets. PEMEX’s related assumptions and inputs therefore fall under the three Levels of the fair value hierarchy for market participant assumptions, as described below.

The fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observed for assets or liabilities. Level 3 inputs are unobservable inputs for the assets or liabilities, and include situations where there is little, if any, market activity for the assets or liabilities.

Management uses appropriate valuation techniques based on the available inputs to measure the fair values of PEMEX’s applicable assets and liabilities.

When available, PEMEX measures fair value using Level 1 inputs, because they generally provide the most reliable evidence of fair value.

c.	Fair value of Derivative Financial Instruments (DFIs)

PEMEX periodically evaluates its exposure to international hydrocarbon prices, interest rates and foreign currencies, and uses derivative instruments as a mitigation mechanism when potential sources of market risk are identified.

PEMEX monitors the fair value of our DFI portfolio on a periodic basis. The fair value represents the price at which one party would assume the rights and obligations of the other, and is calculated for DFIs through models commonly used in the international financial markets, based on inputs obtained from major market information systems and price providers. Thereby PEMEX does not have an independent third party to value its DFIs.

PEMEX calculates the fair value of its DFIs through the tools developed by its market information providers such as Bloomberg, and through valuation models implemented in software packages used to integrate all of PEMEX´s business areas and accounting, such as SAP (System Applications Products). PEMEX has no policies to designate a calculation or valuation agent.

PEMEX’s DFI portfolio is composed primarily of swaps, for which fair value is estimated by projecting future cashflows and discounting them with the corresponding discount factor; for currency options, this is done through the Black and Scholes Model, and for crude oil options, through the Levy model for Asian options.

According to IFRS 13 “Fair Value Measurement”, the MtM value of DFIs must reflect the creditworthiness of the parties. Consequently, the fair value of a DFI takes into account the risk that either party may default on its obligation. In accordance with market best practices, PEMEX applies the credit value adjustment (“CVA”) method to calculate the fair value of its DFIs.

PEMEX’s related assumptions and inputs therefore fall under Level 2 of the fair value hierarchy for market participant assumptions.

d.	DFIs’ accounting treatment and impact in the financial statements

PEMEX enters into derivatives transactions with the sole purpose of hedging financial risks related to its operations, firm commitments, planned transactions and assets and liabilities recorded on its statement of financial position. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the requirements of the accounting standards for designation as hedges. They are therefore recorded in the financial statements as non-hedge instruments or as instruments entered into for trading purposes, despite the fact that their cash flows are offset by the cash flows of the positions (assets or liabilities) to which they relate. As a result, the changes in their fair value are recognized in the “Derivative financial instruments (cost) income, net” line item in the consolidated statement of comprehensive income.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

As of September 30, 2018 and December 31, 2017, the net fair value of PEMEX’s DFIs (including both DFIs that have not reached maturity and those that have reached maturity but have not been settled), recognized in the consolidated statement of financial position, was Ps. 9,106,192 and Ps. 12,367,475, respectively. As of September 30, 2018 and December 31, 2017, PEMEX did not have any DFIs designated as hedges for accounting purposes.

All of PEMEX’s DFIs are treated, for accounting purposes, as instruments entered into for trading purposes, therefore any change in their fair value, caused by any act or event, impacts directly in the “Derivative financial instruments (cost) income, net” line item.

For the periods ended September 30, 2018 and 2017, PEMEX recognized a net (loss) gain of Ps. (14,785,799) and Ps. 24,982,148, respectively, in the “Derivative financial instruments (cost) income, net” line item with respect to DFIs treated as instruments entered into for trading purposes.

In accordance with established policies, PEMEX has analyzed the different contracts it has entered into and has determined that according to the terms thereof, none meet the criteria necessary to be classified as embedded derivatives. Accordingly, as of September 30, 2018 and December 31, 2017, PEMEX did not recognize any embedded derivatives (foreign currency or index).

NOTE 19. PROVISIONS FOR SUNDRY CREDITORS

As of September 30, 2018 and December 31, 2017, the provisions for sundry creditors and others is as follows:

	September 30, 2018		December 31, 2017
Provision for plugging of wells (Note 14-c)	Ps.	65,140,575	Ps.	68,797,600
Provision for trials in process (Note 20)		5,905,126		7,812,689
Provision for environmental costs		11,009,691		11,067,134

	Ps.	82,055,392	Ps.	87,677,423

NOTE 20. CONTINGENCIES

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome. PEMEX has not recorded provisions related to ongoing legal proceedings due to the fact that an unfavorable resolution is not expected in such proceedings, with the exception of the proceeding described in further detail in this Note.

PEMEX is involved in various civil, tax, criminal, administrative, labor and commercial lawsuits and arbitration proceedings. The results of these proceedings are uncertain as of the date of these financial statements. As of September 30, 2018, and December 31, 2017, PEMEX had accrued a reserve of Ps. 5,905,126, and Ps. 7,812,689, respectively, for these contingent liabilities.

As of September 30, 2018, the current status of the principal lawsuits in which PEMEX is involved is as follows:

•

On April 4, 2011, Pemex-Exploration and Production was summoned before the Séptima Sala Regional Metropolitana (“Seventh Regional Metropolitan Court”) of the Tribunal Federal de Justicia Fiscal y Administrativa (“Tax and Administrative Federal Court”) in connection with an administrative claim (No. 4957/1117071) filed by EMS Energy Services de México, S. de R.L. de C.V. and Energy Maintenance Services Group I. LLC requesting that Pemex-Exploration and Production’s termination of the public works contract be declared null and void. In a concurrent proceeding, the plaintiffs also filed an administrative claim (No. 13620/15-17-06) against Pemex Exploration and Production before the Sexta Sala Regional Metropolitana (“Sixth Regional Metropolitan Court”) of the Tax and

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

Administrative Federal Court in Mexico City seeking damages totaling U.S. $193,713 related to the above-mentioned contract. Pemex-Exploration and Production filed a response requesting the two administrative claims be joined in a single proceeding, which was granted on May 10, 2016 by the Seventh Regional Metropolitan Court. On May 3, 2017, the proceeding was closed for a judgment to be issued. As of the date of these financial statements, a resolution from the Second Section of the Superior Court of the Tax and Administrative Federal Court is still pending.

•

On June 11, 2015, the Segunda Sala Regional del Noreste (“Second Regional Northeast Court”) notified Pemex-Refining of an administrative claim (file no. 2383/15-06-02-4) filed by Severo Granados Mendoza, Luciano Machorro Olvera and Hilario Martínez Cerda, as President, Secretary and Treasurer of the Ejido Tepehuaje, seeking Ps. 2,094,232 in damages due to a hydrocarbon spill on their land. Pemex-Refining filed a response to this claim and the plaintiffs were given time to amend their claim. The defendant filed a motion against this. Each party filed its expert´s environmental opinion and Second Regional Northeast Court appointed an independent expert, who issued his opinion on June 6, 2018 stating no damages was caused. As of the date of these financial statements, the trial is in the pleadings stage. On June 22, 2018, the pleadings ‘stage was opened. As of the date of these financial statement, a final judgment is still pending.

•

On July 8, 2011, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 4334/1111026) filed by Compañía Petrolera La Norma, S.A., against the Chief Executive Officer of Petróleos Mexicanos and the Chief Executive Officer of Pemex-Exploration and Production before the Segunda Sala Regional Hidalgo-México (“Hidalgo-Mexico Second Regional Court”) of the Tax Administrative Federal Court in Tlalnepantla, Estado de México. The plaintiff is seeking compensation for the cancellation of its alleged petroleum rights concessions and damages for up to Ps.1,552,730. On August 20, 2014, the proceeding was sent to the Segunda Sección de la Sala Superior (“Second Section of The Superior Court”) of the Tax and Administrative Federal Court (4334/11-11-02-6/1337/14-s2-07-04). On October 29, 2014, the proceeding was returned to the Second Regional Court to correct a procedural error. A new term to file pleas was approved. On September 7, 2017, a motion was filed questioning a signature’s authenticity. In December 2017, a documentary expert’s opinion was filed by the plaintiff and a new expert was designated by Pemex Exploration and Production. On April 18, 2018, each party filed its pleadings and the claim was sent to the Second Section of the Superior Court. On September 20, 2018, the Superior Court ruled that the plaintiff did not provide evidence to support its claim. As of the date of these financial statements, the notification of the judgment is still pending.

•

On December 12, 2017, Pemex Exploration and Production was summoned in connection with an arbitration claim (no. 23217/JPA) filed by SUBSEA 7 de México, S. de R. L. de C.V. (“SUBSEA 7”) seeking U.S.$153,000 related to additional expenses in connection with a pipelines construction contract. On January 5, 2018 Pemex Exploration and Production filed a response to this claim. The appointment of the Chairperson of arbitration trial is still pending. On September 14, 2018, the defendant received the claim briefs including documentation and related evidence. As of the date of these financial statements a response to be filed by the defendant is still pending.

•

On August 1, 2017, Pemex Exploration and Production was summoned in connection with an administrative claim (no. 11590/17-17-06-2) filed by Proyectos y Cimentaciones Industriales, S.A. de C.V. before the Sixth Regional Metropolitan Court seeking Ps. 800,000 and U.S.$ 12.82 and to have the settlement certificate dated March 22, 2017 related to services agreement declared null and void. On September 25, 2017 Pemex Exploration and Production filed a response to this claim. As of the date of these financial statements, a final resolution is still pending. As of the date of these financial statements, pleadings are to be filed by the parties. The claim was drawn by the Superior Court to solve it. As of the date of these financial statements, a final judgment is still pending.

•

In March 2018, Pemex Drilling and Services was summoned before the International Centre for Dispute Resolution of the American Arbitration Association in connection with an arbitration claim (No. 01-18-0001-1499) filed by Loadmaster Universal Rigs, Inc., Loadmaster Drilling Technologies, LLC, Ulterra Drilling Technologies Mexico, S.A. de C.V. and Kennedy Fabricating, LLC seeking U.S. $139,870 in connection with the construction and acquisition of modular drilling equipment. On June 6, 2018, the plaintiffs responded the counterclaim. On September 28, 2018, the defendant filed a motion rejecting the arbitration jurisdiction. As of the date of these financial statements, the appointment of the Chairperson of the Arbitration Court is still pending. Once the Arbitration Court is integrated, the proceeding schedule will be formulated.

PETRÓLEOS MEXICANOS, PRODUCTIVE STATE-OWNED SUBSIDIARIES AND SUBSIDIARY COMPANIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND DECEMBER 31, 2017 AND

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2018 AND 2017

(Figures stated in thousands, except as noted (Note 2))

The results of these proceedings are uncertain until their final resolutions are issued by the appropriate authorities. PEMEX has recorded liabilities for loss contingencies when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation could not be made, qualitative disclosure was provided in the notes to these consolidated financial statements. PEMEX does not disclose amounts accrued for each individual claim because such disclosure could adversely affect PEMEX’s legal strategy, as well as the outcome of the related litigation.

NOTE 21. SUBSEQUENT EVENTS

During the period from October 1 to December 7, 2018, PEMEX participated in the following financing activities:

•	On October 23, 2018 Petróleos Mexicanos issued U.S. $ 2,000,000, of debt securities under U.S. $ 102,000,000 of its 6.500%, Medium-Term Notes Program, Series C, due 2029.

As of December 7, 2018, the Mexican peso-U.S. dollar exchange rate was Ps. 20.5672 per U.S. dollar, which represents a 9.3% depreciation of the value of the peso in U.S. dollar terms as compared to the exchange rate as of September 30, 2018, which was Ps. 18.8120 per U.S. dollar.

As of December 7, 2018, the weighted average price of the crude oil exported by PEMEX was U.S. $53.99 per barrel. This represents a price decrease of approximately 27.3% as compared to the average price as of September 30, 2018, which was U.S. $74.23 per barrel.

During the period from July 1 to December 7, 2018, PMI HBV (until July 31, 2018) and P.M.I. Holdings Holland Services, B.V. obtained U.S. $ 4,294,000 in financing from its revolving credit lines and repaid U.S. $3,729,000. The outstanding amount under these revolving credit lines was U.S. $875,000, as of December 7, 2018.

On November 30, 2018, PEMEX received the payment for the sale of its 44.09% interest in Petroquímica Mexicana de Vinilo, S.A. de C.V. and 44.09% interest in PMV Minera, S.A. de C.V. which were recorded as investments in associates (see Note 13) for U.S.$194,591 and U.S$ 2,445, respectively, obtaining a profit of U.S.$ 186 (Ps. 3,796) and a loss of U.S.$ 37,880 (Ps. 773,161), respectively.

On December 1, 2018, Mr. Octavio Romero Oropeza was appointed Director General of Petróleos Mexicanos by the President of Mexico, replacing Mr. Carlos Alberto Treviño Medina.

On December 14, 2018, the Board of Directors of Petróleos Mexicanos approved the appointment of the following officers, among others:

•	Mr. Alberto Velázquez García, as Corporate Director of Finance of Petróleos Mexicanos effective on December 16, 2018;

•	Mr. Miguel Ángel Lozada Aguilar, as Director General of Pemex Exploration and Production effective on December 14, 2018;

•	Mr. Miguel Gerardo Breceda Lapeyre, as Director General of Pemex Industrial Transformation effective on December 14, 2018;

•	Mr. Javier Emiliano González Del Villar, as Director General of Pemex Logistics effective on December 14, 2018;

•	Mr. Rogelio Hernández Cázares, as Director General of Pemex Fertilizers effective on December 14, 2018; and

•	Mr. Manuel Antonio Mijares Bravo, as Director General of Pemex Ethylene effective on January 1, 2019.

On December 7, 2018, the Secretaría de Energia (Ministry of Energy) requested the Comisión Nacional de Hidrocarburos (National Hydrocarbon Commission, or CNH) to exclude 37 conventional and 9 conventional and unconventional onshore petroleum accumulation fields included in the bidding processes of Round 3, in order to review the energy policy and evaluate the results and advances of the signed contracts for the exploration and extraction of hydrocarbons. For that reason, the CNH approved the cancelation of the applicable bidding processes.

On December 10, 2018, the Ministry of Energy requested the CNH to postpone for six months the bidding process to select partners for Pemex Exploration and Production to carry out exploration and production activities in the onshore fields located in Veracruz, Tabasco and Chiapas. The purpose of the postponement is to review the scope of this bidding process, and the progress of the signed contracts for exploration and extraction of hydrocarbons resulting from the migration of the assignments granted to Pemex.

PEMEX is currently evaluating future capital expenditures for its current and future projects, in accordance with actions taken by Mexican authorities in the energy sector and strategies driven by the newly elected administration of the Mexican Government.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By:	/S/ EMMANUEL QUEVEDO HERNÁNDEZ
Emmanuel Quevedo Hernández
Acting Associate Managing Director of Finance

Date: December 14, 2018

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	exploration and production activities, including drilling;

•	activities relating to import, export, refining, petrochemicals and transportation, storage and distribution of petroleum, natural gas and oil products;

•	activities relating to our lines of business, including the generation of electricity;

•	projected and targeted capital expenditures and other costs, commitments and revenues;

•	liquidity and sources of funding, including our ability to continue operating as a going concern;

•	strategic alliances with other companies; and

•	the monetization of certain of our assets.

Actual results could differ materially from those projected in such forward looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;

•	effects on us from competition, including on our ability to hire and retain skilled personnel;

•	limitations on our access to sources of financing on competitive terms;

•	our ability to find, acquire or gain access to additional reserves and to develop the reserves that we obtain successfully;

•	uncertainties inherent in making estimates of oil and gas reserves, including recently discovered oil and gas reserves;

•	technical difficulties;

•	significant developments in the global economy;

•	significant economic or political developments in Mexico;

•	developments affecting the energy sector; and

•	changes in our legal regime or regulatory environment, including tax and environmental regulations.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.